FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number: 001-13464

Telecom Argentina S.A.
(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item
1.	Unaudited Consolidated Financial Statements as of September 30, 2007.
2.	Summary of the resolutions adopted by the Board of Directors in the meeting held on November 8, 2007.

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Financial Statements as of September 30, 2007 and December 31, 2006 and for the nine-month periods ended September 30, 2007 and 2006

$   : Argentine peso
US$  : US dollar
$3.15 = US$1  as of September 30, 2007

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

INDEX

Page

Unaudited Consolidated Balance Sheets as of September 30, 2007 and December 31, 2006	1
Unaudited Consolidated Statements of Income for the nine-month periods ended September 30, 2007 and 2006	2
Unaudited Consolidated Statements of Changes in Shareholders' Equity for the nine-month periods ended September 30, 2007 and 2006	3
Unaudited Consolidated Statements of Cash Flows for the nine-month periods ended September 30, 2007 and 2006	4
Index to the Notes to the Unaudited Consolidated Financial Statements	5
Notes to the Unaudited Consolidated Financial Statements	6

Review report of Interim Financial Statements
Operating and financial review and prospects as of September 30, 2007
Corporate information

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Balance Sheets as of September 30, 2007 and December 31, 2006
(In millions of Argentine pesos - see Note 3.c)

	As of September 30, 2007 (unaudited)	As of December 31, 2006

ASSETS
Current Assets
Cash and banks	$18	$30
Investments, net	1,193	631
Accounts receivable, net	813	743
Other receivables, net	200	128
Inventories, net	224	176
Other assets, net	19	15
Current assets from discontinued operations, net	-	44
Total current assets	2,467	1,767
Non-Current Assets
Other receivables, net	403	412
Investments	1	1
Fixed assets, net	5,636	5,739
Intangible assets, net	764	781
Other assets, net	5	10
Non-Current assets from discontinued operations, net	-	10
Total non-current assets	6,809	6,953
TOTAL ASSETS	$9,276	$8,720
LIABILITIES
Current Liabilities
Accounts payable	$1,424	$1,481
Debt	1,041	1,395
Salaries and social security payable	158	131
Taxes payable	251	221
Other liabilities	31	36
Contingencies	79	85
Current liabilities from discontinued operations	-	24
Total current liabilities	2,984	3,373
Non-Current Liabilities
Debt	2,744	2,703
Salaries and social security payable	38	32
Taxes payable	323	68
Other liabilities	117	102
Contingencies	256	234
Non-Current liabilities from discontinued operations	-	7
Total non-current liabilities	3,478	3,146
TOTAL LIABILITIES	$6,462	$6,519
Minority interest	66	72
SHAREHOLDERS’ EQUITY	$2,748	$2,129
TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ EQUITY	$9,276	$8,720

The accompanying notes are an integral part of these consolidated financial statements.

Valerio Cavallo	Carlos Felices
Chief Financial Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Income
for the nine-month periods ended September 30, 2007 and 2006
(In millions of Argentine pesos, except per share data in Argentine pesos -see Note 3.c)

	For the nine-month periods ended September 30,
	2007	2006
Continuing operations
Net sales	$6,515	$5,242
Cost of services	(3,559)	(3,169)
Gross profit	2,956	2,073
General and administrative expenses	(243)	(204)
Selling expenses	(1,512)	(1,194)
Operating income	1,201	675
Gain on equity investees	-	6
Financial results, net	(323)	(413)
Other expenses, net	(76)	(127)
Net income before income tax and minority interest	802	141
Income tax benefit (expense), net	(275)	37
Minority interest	(15)	(15)
Net income from continuing operations	512	163
Discontinued operations
Income from the operations	1	1
Income from assets disposal	101	-
Net income from discontinued operations	102	1
Net income	$614	$164
Net income per share	$0.62	$0.17

The accompanying notes are an integral part of these consolidated financial statements.

Valerio Cavallo	Carlos Felices
Chief Financial Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Changes in Shareholders’ Equity
for the nine-month periods ended September 30, 2007 and 2006
(In millions of Argentine pesos – see Note 3.c)

	Shareholders’ contributions			Unappropriated earnings
	Common stock	Inflation adjustment of common stock	Total	Legal reserve	Foreign currency translation adjustments	Accumulated deficit	Total	Total Shareholders’ equity
Balances as of January 1, 2006	$984	3,044	4,028	277	31	(2,469)	(2,161)	$1,867
As approved by the Shareholders’ Ordinary Meeting held on April 27, 2006: Absorption of retained earnings	-	(356)	(356)	(277)	-	633	356	-
Foreign currency translation adjustments	-	-	-	-	12	-	12	12
Net income for the period	-	-	-	-	-	164	164	164
Balances as of September 30, 2006.	$984	2,688	3,672	-	43	(1,672)	(1,629)	$2,043

Balances as of January 1, 2007	$984	2,688	3,672	-	49	(1,592)	(1,543)	$2,129
Foreign currency translation adjustments	-	-	-	-	5	-	5	5
Net income for the period	-	-	-	-	-	614	614	614
Balances as of September 30, 2007.	$984	2,688	3,672	-	54	(978)	(924)	$2,748

The accompanying notes are an integral part of these consolidated financial statements.

Valerio Cavallo	Carlos Felices
Chief Financial Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Cash Flows
for the nine-month periods ended September 30, 2007 and 2006
(In millions of Argentine pesos - see Note 3.c)

	For the nine-month periods ended September 30,
	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	$614	$164
Income from discontinued operations	(102)	(1)
Net income for the period from continuing operations	512	163
Adjustments to reconcile net income to net cash flows provided by continuing operations
Allowance for doubtful accounts and other allowances	63	88
Depreciation of fixed assets	1,019	1,018
Amortization of intangible assets	32	37
Gain on equity investees	-	(6)
Consumption of materials	55	45
Loss on sale/disposal of fixed assets	(8)	(7)
Provision for lawsuits and contingencies	48	126
Holdings loss on inventories	46	3
Interest and other financial losses on loans	348	464
Income tax	268	(66)
Minority interest	15	15
Net increase in assets	(219)	(187)
Net (decrease) increase in liabilities	(133)	149
Total cash flows provided by operating activities	2,046	1,842
CASH FLOWS FROM INVESTING ACTIVITIES
Fixed asset acquisitions	(862)	(642)
Intangible asset acquisitions	(22)	(2)
Proceeds for the sale of fixed assets	10	11
Proceeds for the sale of equity investees	182	-
(Increase) decrease in investments not considered as cash and cash equivalents	(38)	45
Total cash flows used in investing activities	(730)	(588)
CASH FLOWS FROM FINANCING ACTIVITIES
Debt proceeds	40	34
Payment of debt	(653)	(745)
Payment of interest and debt-related expenses	(165)	(253)
Dividends paid	(28)	-
Payment of capital reimbursement of Nucleo	-	(4)
Total cash flows used in financing activities	(806)	(968)
INCREASE IN CASH AND CASH EQUIVALENTS	510	286
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	661	600
CASH AND CASH EQUIVALENTS AT PERIOD END	$1,171	$886

See Note 6 for supplementary cash flow information.
The accompanying notes are an integral part of these consolidated financial statements.

Valerio Cavallo	Carlos Felices
Chief Financial Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Index to the Notes to the Unaudited Consolidated Financial Statements

Note		Page
1	The Company and its operations	6
2	Regulatory framework	6
3	Preparation of financial statements	14
4	Summary of significant accounting policies	17
5	Breakdown of the main accounts	24
6	Supplementary cash flow information	27
7	Related party transactions	28
8	Debt	31
9	Shareholders’ equity	38
10	Income tax	39
11	Commitments and contingencies	40
12	Sale of equity interest in Publicom – Discontinued operations	43
13	Segment information	45
14	Unconsolidated information	48
15	Valuation differences between Argentine GAAP and US GAAP	49
16	Other financial statement information	56

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

1.           The Company and its operations

Telecom Argentina STET-France Telecom S.A. (“Telecom Argentina” or “Telecom” and together with its subsidiaries, the “Company” or the “Telecom Group”, indistinctively) was created by a decree of the Argentine Government in January 1990 and organized as a sociedad anónima under the name “Sociedad Licenciataria Norte S.A.” on April 23, 1990. In November 1990, this legal name was changed to Telecom Argentina STET-France Telecom. However, as a result of a change in the Company’s controlling group and the termination of the Management Agreement relationship with respect to France Cables et Radio S.A. (“FCR”, a subsidiary of France Telecom S.A.) as joint operator of the Company, at the Extraordinary and Ordinary Shareholders Meeting held on February 18, 2004, the shareholders approved the change of the legal name of the Company to Telecom Argentina S.A. Accordingly, the Company amended its by-laws to effect this change in accordance with the prior approval obtained from the Department of Communications (“SC”, the “Regulatory Authority”) and the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina.

The Company provides fixed-line public telecommunication services, international long-distance service, data transmission, Internet services and directories publishing services in Argentina. The Company also provides wireless telecommunication services in Argentina and Paraguay.

Telecom Argentina commenced operations on November 8, 1990 (the “Transfer Date”), upon the transfer to the Company of the telecommunications network of the northern region of Argentina previously owned and operated by the state-owned company, Empresa Nacional de Telecomunicaciones (“ENTel”).

Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina through November 8, 1997, with the possibility of a three-year extension. In March 1998, the Argentine Government extended the exclusivity period to late 1999 and established the basis for a transition period towards deregulation of the telecommunications market.

In this context, the SC provided for a transition period, which ended on October 10, 1999. As from such date, the Company began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

2.           Regulatory framework

(a) Regulatory bodies and general legal framework

Telecom Argentina and Telecom Personal S.A. (“Personal”) operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

The provision of telecommunication services is regulated by the SC and supervised by the Comisión Nacional de Comunicaciones, the National Communications Commission (“CNC”). The CNC is responsible for the general oversight and supervision of telecommunications services. The SC has the authority to develop, suggest and implement policies; to ensure that these policies are applied; to review the applicable legal regulatory framework; to act as the enforcing authority with respect to the laws governing the relevant activities; to approve the major technical plans and to resolve administrative appeals filed against CNC resolutions.

The principal features of the regulatory framework have been created by:

-	The Privatization Regulations, including the List of Conditions;
-	The Transfer Agreement;
-	The Licenses granted to Telecom Argentina and its subsidiaries;
-	The Tariff Agreements; and
-	Various governmental decrees, including Decree No. 764/00, establishing the regulatory framework for licenses, interconnection, universal service and radio spectrum management.

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2.           Regulatory framework (continued)

(b) Licenses granted as of September 30, 2007

As of September 30, 2007, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

-	Local fixed telephony;
-	Public telephony;
-	Domestic and international long-distance telephony;
-	Domestic and international point-to-point link services;
-	Domestic and international telex services;
-	Value added services, data transmission, videoconferencing and broadcasting signal services; and
-	Internet access.

As of September 30, 2007, the Company’s subsidiaries have been granted the following licenses:

-
Personal has been granted a non-exclusive, non-expiring license to provide mobile telecommunication services in the northern region of Argentina and data transmission and value added services throughout the country. In addition, Personal owns licenses to provide mobile radio communication services in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country and it is registered to provide national and international long-distance telephone services; and

-	Nucleo S.A. (“Nucleo”) has been granted a license to provide mobile telecommunication services in Paraguay as well as PCS services and Internet access in certain areas of that country.

(c) Revocation of the license

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

-	the interruption of all or a substantial portion of service;
-	the serious non-performance of material obligations;
-	the modification of its corporate purpose or change of domicile to a jurisdiction outside Argentina;
-	any sale, encumbrance or transfer of assets which may result in a reduction of level of services provided, without the prior approval of the regulatory authority;
-
the reduction of Nortel Inversora S.A.’s (“Nortel”, the parent company of the Company) interest in Telecom Argentina to less than 51%, or the reduction of Nortel’s common shareholders’ interest in Nortel to less than 51%, in either case without prior approval of the regulatory authorities;

-	the assignment or delegation of Telecom Italia S.p.A.’s (“Telecom Italia” or “the Operator”) functions without the prior approval of the regulatory authority; and
-	the Company’s bankruptcy.

Personal’s licenses are revocable in the case of non-compliance with certain obligations, including but not limited to:

-	repeated interruptions of the services;
-	any transfer of the license and/or the related rights and obligations, without the prior approval of the Regulatory Authority;
-	any encumbrance of the license;
-	the voluntary insolvency proceedings or bankruptcy of Personal and,
-	the liquidation or dissolution of Personal, without the prior approval of the Regulatory Authority.

Nucleo’s licenses are revocable mainly in the case of:

-	interruption of services;
-	the bankruptcy of Nucleo and,
-	non-compliance with certain obligations.

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2.           Regulatory framework (continued)

(d) Decree No. 764/00

Decree No. 764/00 enacted, among other, three new regulations which basic guidelines are as follows:

•	General Regulation of Licenses

This regulation establishes a single nationwide license for the provision of all telecommunication services to the public, including fixed-line, wireless, national and international, irrespective of whether these services are provided through telecommunications infrastructure owned by the service provider. Under the regulation, a licensee’s corporate purpose does not need to be exclusively the provision of telecommunications services. In addition, the regulation does not establish any minimum investment or coverage requirements. Broadcasting services companies may also apply for a license to provide telecommunications services. The regulation further authorizes the resale of telecommunications services subject to the receipt of a license, and there are no restrictions on participation by foreign companies.

•	Argentine Interconnection Regulation

Compared to the prior interconnection regulation (Decree No. 266/98), this regulation provides for a reduction of approximately 50% in the reference prices for interconnection in effect at the time. The regulation also increases the number of functions that the dominant operator must provide, including the obligation to provide interconnection at the local exchange level, to provide billing services and to unbundle the local loop. This regulation also introduces interconnection for number translation services (NTS) such as Internet, audiotext, collect calling and the implementation of number portability, all of which shall be subject to future regulations.

•	Universal Service (“SU”) Regulation

The SU regulation requires entities that receive revenues from telecommunications services to contribute 1% of these revenues (net of taxes) to the SU fund. The regulation adopts a “pay or play” mechanism for compliance with the mandatory contribution to the SU fund. The regulation establishes a formula for calculating the subsidy for the provision of SU, which takes into account the cost of providing this service and any foregone revenues. Additionally, the regulation creates a committee responsible for the administration of the SU fund and the development of specific SU programs. However, material regulations to implement SU programs are still pending.

On June 8, 2007, the SC issued Resolution No. 80/07 which stipulates that until the SU Fund is effectively implemented, telecommunication service providers, such as Telecom Argentina and Personal, are required to deposit the contributions corresponding to future obligations originating since the Resolution was issued onward into a special individual account held in their name at the Banco de la Nación Argentina. The amounts to be deposited would be determined according to the provisions of CNC Resolution No. 2,713/07, issued in August 2007.

In Telecom

By the end of 2002, the SC formed a Working group whose main purpose was to analyze the method to be applied in measuring the costs of the SU performance —in particular the application of the “HCPM Model”, based in incremental costs of a theoretical network—, as well as the definition and methodology for the calculation of the “Non-Monetary Benefits”, in order to determine the costs to offset for the performance of the SU. Said Working group determined that efforts should be made in the short term to go on with the initial programs, independently from the HCPM model, and that there was a need to carry out a thorough revision of the present General Regulations of the SU to make said regulations operative in the short term, according to the existing social needs.

After more than seven years from the beginning of the opening of the market and the coming into effect of the first regulations of the SU – and after six years from the coming into effect of its amendments-, said regulations are still to be implemented. Therefore, those under said regulations suppliers have not received set-offs for the supplies under the SU, which supplies they have been delivering since the beginning of the abovementioned opening of the market. In addition, as the Regulatory Authority has not issued any rules or regulations as regards the SU performance in general and the trust fund in particular, no contribution has been made effective to said fund.

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2.           Regulatory framework (continued)

In compliance with SC Resolution No. 80/07 and CNC Resolution No. 2,713/07, Telecom has determined for the months of July and August 2007 a favorable balance of $47 that was not recorded in these consolidated financial statements on behalf of the analysis of the Regulatory Authority on this matter.

In Personal

Since January 2001, Personal has been recording a provision related to its obligation to make contributions to the SU fund. As of September 30, 2007, this provision amounts to $90.

As from January 2001, Personal, as well as the other wireless providers, had charged SU fund amounts to customers.

SC Resolution No. 99/05 required entities that derived revenues from telecommunications services to contribute 1% of these revenues to the SU fund, and prohibited billing to customers any SU amounts.

As a consequence, the CNC requested that Personal:

a)	discontinue billing SU amounts to customers;
b)	reimburse all collected SU amounts plus interest (applying the same rate used for overdue invoices from customers);
c)	clearly identify the reimbursed amounts in the invoices; and
d)	file certain information to the regulatory authority for the verification of the reimbursements.

Although the SC resolutions were appealed, management decided to reimburse the SU amounts which had been billed to post-paid customers from January 1, 2001 through June 28, 2005, the date on which Personal ceased billing SU amounts.

Although Personal reimbursed the SU amounts, it will not surrender its rights to consider the resolutions illegitimate and without merit.

During the first quarter of 2006, Personal fully reimbursed its active post-paid customers all previously billed SU amounts plus interest (amounting to $15). In addition, as from May 2006, Personal has reimbursed the SU amounts billed to its former customers and former post-paid customers that have changed into prepaid customers (amounting to $4) and still remains pending an amount of $6 that is available for collecting.

In December 2006, the CNC issued a preliminary report on the verification and control of the SU reimbursement, which stated that Personal fulfilled the reimbursement of the amounts including interest. However, the CNC is analyzing if the interest rate applied is that required by the CNC. As of the date of these financial statements, Personal has not received any claim on this matter. If any, Personal’s management together with its legal counsel believes that it has solid legal grounds to justify the interest rate applied.

In compliance with SC Resolution No. 80/07 and CNC Resolution No. 2,713/07, Personal has determined for the months of July and August 2007 an account payable of $4. As a consequence, Personal has deposited the contributions into the special individual account held in their name at the Banco de la Nación Argentina.

(e) Regulation for the call by call selection of the providers of long-distance services

On December 28, 2001, the former Ministry of Infrastructure and Housing issued General Resolution No. 613/01 which approved a system that allows callers to select their preferred long-distance provider for each call. This call by call selection system is referred to as “SPM”.

Subsequently, as a result of the claims submitted by several carriers objecting to General Resolution No. 613/01, the Ministry of Economy issued General Resolution No. 75/03, which introduced several changes to the regulations providing for SPM. The main changes relate to the following: long-distance carriers’ freedom to provide SPM, changes in blockage modality due to delinquency, changes in the service connection modality and greater flexibility of obligations connected with service promotion and advertising. Resolution No. 75/03 also provides that origin providers, both fixed and wireless, must have their equipment and networks available to provide the SPM service on June 6, 2003. As of the date of these consolidated financial statements, this long-distance service modality is not implemented.

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2.           Regulatory framework (continued)

(f) Modifications to section 45 of Law No. 19,798 (National Telecommunications Law)

In February 2004, Law No. 25,873 was enacted, which had been given legal force in December 2003 by the National Congress, incorporating sections 45 bis, 45 ter and 45 quater to Law No. 19,798.

Said modifications could originate more obligations for the telecommunications services providers, forcing them to have human and technological resources dedicated to communications pickup and derivation for judicial investigations, according to new standards and procedures, among others, remote observation, which costs providers would have to bear.

In November 2004, the Argentine Government issued Decree No. 1,563/04, in this way ruling the sections abovementioned, and determining strict deadlines for the intervention and submission of the information and technical conditions to be complied with for the pickup and derivation of communications required by judicial order. The new obligations, imposed on all telecommunications services licensees, would require the adequacy of existing equipment and technologies for this sole purpose. Said law also determined sanctions for possible delays or non-observance.

Said decree received negative comments from the media; due to this and to some actions brought against it, in April 2005 the Argentine Government issued Decree No. 357/05, which suspended the application of Decree No. 1,563/04. Finally, the Court of Appeals in Administrative Matters determined the unconstitutionality of Law No. 25,873. However, government entities could impulse equivalent rules and regulations, which would result in more investment and expenses for the telecommunications companies.

(g) Public telephony in penal institutions

In June 2006, Decree No. 690/06 was issued, which granted the SC the powers to adapt the specific rules and regulations relative to the public telephony which is rendered in penal institutions. As a consequence of this, in August 2007, the SC issued Resolution No. 155/07, where it approves the “Rule for Communications that are started in Penal Institutions”. Said management stipulates technical requirements that must be complied with by all the telephone lines installed in penal institutions and system with the purpose of registering all the communications carried out.

Said rule shall be in force in one year, which may be extended to a similar period, counting as from sixty days from the date in which the technical definition the CNC must issue is actually available.

At the date of issuance of these consolidated financial, the Company was evaluating the technical and economic impacts resulting from complying with this new rule.

(h) Regulation of Prepaid Calling Cards

In December 2006, the SC approved, through Resolution No. 242/06, the Regulation of Prepaid Calling Cards for Telecommunication Services. This regulation, designed to ensure market transparency and avoid the existence of irregularly issued cards, sets forth certain requirements that said cards must meet and creates a Telecommunications Prepaid Calling Cards Registry that reports to the CNC. It mandated that 180 days after the regulation becomes effective no cards may be issued unless they are registered with said Registry.

CNC Resolution No. 1/07 approves the operation of the Telecommunications Prepaid Calling Cards Registry and establishes that said Registry will report to the Engineering Department of the CNC. In July 2007, by means of CNC Resolution No. 2,275/07, all prepaid calling cards issued by the Company were registered.

(i) Tax Stability: Social Security contribution variations

On March 23, 2007, the SC issued Resolution No. 41/07 relating to the impact of variations in Social Security contributions occurring over the past several years and the planned use of the savings and increases that have resulted.

The Company has recorded a liability from the savings produced by the reduction of the level of Social Security contributions initially earmarked for the argentina@internet.todos Program. On the other hand and pursuant to Resolution No. 41/07, Telecom Argentina will be able to recover the impact of costs borne as a result of increases in Social Security contribution rates implemented in accordance with the applicable regulations.

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2.           Regulatory framework (continued)

In that context and considering the applicability of the tax stability principle provided by the Transfer Agreement, Resolution No. 41/07 authorizes the offset of these savings with the impact of costs borne as a result of increases in Social Security contribution rates.

The implementation by Telecom of Resolution No. 41/07 remained subject to audits by the Regulatory Authority. Management of the Company has estimated a positive balance in the Company’s favor that will be applied to other regulatory obligations, existing or to be determined in the future.

During the third quarter of 2007, the CNC performed the audits on the information given by the Company with no significant comments. At September 30, 2007, the receivables of the Company amounted to approximately $75 and the accounts payable from the argentina@internet.todos Program amounted to $23. By means of Resolution No. 41/07, the Company has recorded a receivable for an amount of $23 which was offset with the abovementioned account payable. Additionally, on September 19, 2007, the Regulatory Authority authorized the offset of fines received by the Company amounting to $1.6, confirming the effectiveness of the offsetting mechanism provided by the Resolution; by means of this, the Company recorded a receivable for an amount of $1.6 which was offset with reserves for an amount of $1.6. The net effect of these offsets and other minor adjustments resulted in a net gain of $21, included in the line item “Other expenses, net” in the consolidated statement of income.

At the date of issuance of these consolidated financial statements, the Company is expecting for the formal communication of the results of the audits that would allow for the recognition of the Social Security receivables. As of September 30, 2007, such receivables amount to approximately $51.

In addition, the management of the Company will evaluate the offsetting mechanisms that the SC would set for the increases in Social Security contribution rates implemented since March 2007.

(j) Rendering of fixed telephony through mobile telephony infrastructure

In August 2007, by SC Resolution No. 151/07, fixed service with primary category is added to the granting of particular frequency bands, with the purpose of rendering a basic telephone service through the use of wireless infrastructure pertaining to the mobile telephony service in rural and suburban areas, which are within the licensees’ fix telephony service original Region.

(k) Tariff structure of the national and international regulated fixed line services

Rate Rebalancing

The variation in revenues resulting from the Rate Rebalancing for the two-year period beginning February 1997 was determined to amount to an increase of $9.5 million, by means of SC Resolution No. 4,269/99. This amount will be included in a future tariff reduction, although the Regulatory Bodies have not yet determined how to implement this reduction.

Price Cap

The Price Cap was an annual tariff regulation mechanism applied in order to determine tariff discounts based on a formula made up by the U.S. Consumer Price Index (“U.S. C.P.I.”) and an efficiency factor. The mentioned factor was established initially in the List of Conditions and afterwards in different regulations by the SC.

On September 5, 2007, the Regulatory Bodies notified Telecom Argentina of the completion of the Price Cap 1999 audit which showed a balance of $10. Management of the Company is analyzing this result, and if corresponds, the Company will apply for the offset of this balance with the amounts established by SC Resolution No. 41/07, described in (i) above.

On April 6, 2000, the Argentine Government, Telefónica and Telecom Argentina signed an agreement (“Price Cap 2000”) that set the price cap efficiency factor at 6.75% (6% set by the SC and 0.75% set by Telecom Argentina and Telefónica) for the period of November 2000 to November 2001.

The Price cap 2000 official audit’s results are still pending and could show a balance to be applied.

In April 2001, the Argentina Government, Telefónica and Telecom Argentina signed an agreement (“Price Cap 2001”) that set the reduction of tariff or efficiency factor at 5.6% for the period from November 2001 to October 2002.

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2.           Regulatory framework (continued)

However, in October 2001, a preliminary injunction against Telecom Argentina carrying out any tariff adjustments by reference to the U.S. C.P.I. was issued. Telecom Argentina appealed this injunction arguing that if one part of the formula cannot be applied, the Price Cap system should be nullified. Finally, Public Emergency Law No. 25,561 explicitly prohibited tariff adjustments, so, at the date of issuance of these consolidated financial statements, the pesification and the freeze of the regulated tariffs are still in force.

Tax on deposits to and withdrawals from bank accounts

On February 6, 2003, the Ministry of Economy, through Resolution No. 72/03, authorized Telecom Argentina to increase the basic telephony services tariffs by the amount of the tax on deposits to and withdrawals from bank accounts as from the date of issuance of this Resolution. The amount of the tax charged must be shown in detail on the customers’ bills. The amounts charged before Resolution No. 72/03 (approximately $23) will be included in the tariff renegotiation process (see (l) below).

As requested for the CNC, in April 2007, the Company has given information on this matter.

In accordance with the New Letter of Understanding (see (l) below) these matters should be fulfilled by the Regulatory Bodies no further than June 30, 2006.

(l) Renegotiation of agreements with the Argentine Government

Telecom Argentina’s tariff scheme and procedures are detailed in the Tariff Agreement entered into by Telecom Argentina and the Argentine Government in November 1991, as amended in February 1992. Pursuant to the Tariff Agreement, all tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. Under the Convertibility law that was effective until January 2002, the applicable exchange rate was $1 to US$1. Tariffs were to be adjusted twice a year in April and October based on the variation of the U.S. C.P.I.. These adjustments were not applied since 2000 according to a resolution of the SC.

However, in January 2002, the Argentine Government enacted Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), which provided, among other aspects, for the following:

-	The pesification of tariffs;
-	The elimination of dollar or other foreign-currency adjustments and indexing provisions for tariffs;
-	The establishment of an exchange rate for dollar-denominated prices and rates of $1 =US$1; and
-	The renegotiation of the conditions of the contractual agreements entered into between privatized companies and the Argentine Government.

The Argentine Government is entitled to renegotiate these agreements based on the following criteria:

-	The overall impact of tariffs for public services on the economy and income levels;
-	Service quality and investment plans, as contractually agreed;
-	The customers’ interests and access to the services;
-	The security of the systems; and
-	The profitability of the service providers.

Decree No. 293/02, dated February 12, 2002, entrusted the Ministry of Economy with the renegotiation of the agreements. Initially, the contractual renegotiation proposals were to be submitted to the Argentine Government within 120 days after the effective date of the Decree, although this term was further extended for an additional 180-day period. Telecom Argentina filed all information as required by the Argentine Government, which included information on the impact caused by the economic crisis on the Company’s financial position and its revenues, the pre-existing mechanisms for tariff adjustments, operating costs, indebtedness, payment commitments with the Argentine Government and future and on-going investment commitments.

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2.           Regulatory framework (continued)

Furthermore, in July 2003, Decree No. 311/03 created the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”), (Division for the Renegotiation and Analysis of Contracts of Public Utilities Services), a “special division” within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine Government and the service providers were to be revised and renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004. As from that date, the Argentine Government enacted subsequent laws pursuant to which this term was extended through December 31, 2007.

In May 2004, the Company signed a Letter of Understanding (“LOU”) with the Argentine Government pursuant to which the Company committed not to modify the current tariff structure through December 31, 2004 and to continue with the tariff renegotiation process, which the Company expected to have concluded before December 31, 2004. The Company also committed to offer phone services to beneficiaries of governmental welfare programs and to extend internet services in the interior of the country at reduced prices.

Even though the Company fulfilled its commitments under the LOU, the Argentine Government did not make a specific offer related to the renegotiation of the tariffs at the date set in the LOU.

New Letter of Understanding with the UNIREN

On March 6, 2006, Telecom Argentina signed a new Letter of Understanding (the “Letter”) with the UNIREN. Once the procedures set forth in the current regulations are fulfilled, the Letter will constitute the necessary precedent for the signing of the Acta Acuerdo de Renegociación del Contrato de Transferencia de Acciones (the Minute of Agreement of the Renegotiation) approved by Decree No. 2,332/90, as stated in Section 9 of Public Emergency Law.

The main terms and conditions of the Letter include:

•
The CNC and UNIREN determined that Telecom Argentina satisfactorily complied with the majority of the obligations required by the Transfer Agreement and the regulatory framework. Isolated violations were satisfactorily remedied through fines and/or sanctions. Other matters arising in the normal course of business are still pending resolution, which was originally expected by June 30, 2006. The Regulatory Authority is currently analyzing these matters and their resolutions will be gradually known;

•	Telecom Argentina’s commitments to invest in the technological development and updating of its network;
•	Telecom Argentina’s commitment to the achievement of its long-term service quality objectives;
•	The signing parties’ commitment to comply with and maintain the terms set forth in the Transfer Agreement, and in the current regulatory framework;
•
The Argentine Government’s commitment to consolidate an appropriate and standardized regulatory framework for telecommunications services and to give Telecom Argentina fair and equivalent treatment to that given to other telecommunications providers that may take part in the process;

•
Telecom Argentina’s commitment and the commitment of its indirect shareholders Telecom Italia S.p.A. and W de Argentina - Inversiones S.L., to suspend for a period of 210 working days any and all claims, appeals and proceedings filed or in the process of being filed, in administrative, arbitral or judicial offices, in Argentina or in any other jurisdiction, on the grounds of any act or measure taken after the enactment of the Public Emergency Law with respect to the Transfer Agreement and the License. The suspension will take effect as from the 30th day of the conclusion of the public hearing to be held to debate the Letter. Once the Minute of Agreement of the Renegotiation is ratified, any and all claims, appeals and/or proceedings will be disregarded. At the date of issuance of these financial statements, both Telecom Argentina and its indirect stockholders Telecom Italia S.p.A. and W de Argentina - Inversiones S.L. have fulfilled this commitment;

•	The ending termination charge of international incoming calls to a local area will be increased to be equivalent to international standards, which is at present strongly depreciated;
•	Off-peak telephone hours corresponding to reduced tariffs shall be unified with regards to local calls, long distance domestic and international calls.

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2.           Regulatory framework (continued)

On May 18, 2006, the Letter was debated in a public hearing aimed at obtaining the necessary consensus for the final signing of the Minute of Agreement of the Renegotiation. The Minute of Agreement of Renegotiation will be effective once all the requirements stipulated in the regulatory framework are complied with, which among other things, requires that a Telecom Argentina Stockholders’ Meeting be held to approve the Minute.

At the date of issuance of these financial statements, the Company is expecting the fulfillment of the necessary steps for the signing of the Minutes of Agreement of the Renegotiation.

Although there can be no assurance as to the ultimate outcome of these matters, it is the opinion of the Company's management that the renegotiation agreement process will be successfully completed.

(m) “Buy Argentine” Act

In December 2001, the Argentine Government passed Public Law No. 25,551 (“Compre Trabajo Argentino” or the “Buy Argentine” Act) and in August 2002, passed Decree No. 1,600/02 which approved and brought into effect the Compre Trabajo Argentino. The law requires Telecom Argentina to give preference to national goods and services, as defined in Public Laws No. 25,551 and No. 18,875, in any procurement related to the rendering of public telephony services (sect.1 & 2).

Preference must be given so long as the price of such goods is equal to or lesser than the price of a non-national good (including Customs duties, taxes and other expenses related to a good’s nationalization) increased by 7% (when the offeror is a small or medium size company) or 5% (when the offeror is any other company) (sect.3).

Compre Trabajo Argentino also mandates that Telecom Argentina publish any bid for services in the Official Bulletin in order to provide any and all prospective offerors with the information necessary for them to participate. This mandatory publication requires considerable lead-time prior to the issuance of the purchase order and has had the result of extending the period needed to complete certain purchases. Non-compliance with Compre Trabajo Argentino is subject to criminal sanctions.

Public Law No. 18,875 establishes the obligation to exclusively contract services with local companies and professionals, as defined in such law. Any exception must receive prior approval by the corresponding Ministry.

In August 2004, CNC Resolution No. 2,350/04 enacted the “Procedure for the fulfillment of the Buy Argentine Act”, including the obligation for the Company to present half-year affidavit on the fulfillment of these rules. Non-compliance with this procedure is subject to administrative sanctions.

3.           Preparation of financial statements

(a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina ("Argentine GAAP"), considering the regulations of the CNV, which differ in certain significant respects from generally accepted accounting principles in the United States of America ("US GAAP"). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”).

However, certain reclassifications and accommodations have been made to conform more closely to the form and content required by the SEC.

(b) Basis of consolidation

These consolidated financial statements include the accounts of Telecom Argentina and its subsidiaries over which it has effective control. Investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method.

All significant intercompany accounts and transactions have been eliminated in preparation of the consolidated financial statements.

In accordance with Argentine GAAP, the presentation of the parent company's individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes (see Note 14 for a description of certain condensed unconsolidated information).

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

3.           Preparation of financial statements (continued)

A description of the subsidiaries with their respective percentage of capital stock owned is presented as follows:
Reportable segment	Subsidiaries	Percentage of capital stock owned and voting rights as of September 30, 2007 (i)
Voice, data and Internet	Telecom Argentina USA	100.00%
	Micro Sistemas (ii)	99.99%
Wireless	Personal	99.99%
	Nucleo	67.50%

(i)	Percentage of equity interest owned has been rounded.
(ii)	Dormant entity at September 30, 2007.

As of September 30, 2007, the operations from the former subsidiary Publicom has been consolidated in a separate caption in the consolidated statement of income (“Discontinued operations”); so, the former reportable segment “Directories publishing” has been replaced for this line item in the Segment information. Additional information is given in Note 12.

(c) Presentation of financial statements in constant Argentine Pesos

On August 22, 1995, the Argentine Government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995 in accordance with CNV resolutions and Argentine GAAP, the Company began accounting for its financial transactions on a historical cost basis, without considering the effects of inflation. Prior to September 1, 1995, the financial statements were prepared on the basis of general price level accounting, which reflected changes in purchasing power of the Argentine Peso in the historical financial statements. The financial statement information of periods prior to August 31, 1995 was restated to pesos of general purchasing power at the end of August 31, 1995 (“constant Pesos”). The August 31, 1995 balances, adjusted to the general purchasing power of the Peso at that date, became the historical cost basis for subsequent accounting and reporting.

However, as a result of the inflationary environment in Argentina and the conditions created by the Public Emergency Law, the CPCECABA approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements for fiscal years or interim periods ending on or after March 31, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are deemed to be stated in constant currency as of December 31, 2001 (the “Stability Period”).

On July 16, 2002, the Argentine Government instructed the CNV to accept financial statements prepared in constant currency. On July 25, 2002, the CNV reinstated the requirement to submit financial statements in constant currency, following the criteria of the CPCECABA.

However, on March 25, 2003, the Argentine Government reinstructed the CNV to preclude companies from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV resolved discontinuing inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date.

In October 2003, the CPCECABA resolved to discontinue inflation accounting as of September 30, 2003. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represented a departure from Argentine GAAP. Changes in wholesale price indices for the periods indicated were as follows:

Periods	% change
January 2002 – February 2003	119.73
January 2002 – September 2003	115.03

As recommended by Argentine GAAP, the following table presents a comparison between certain condensed balance sheet and income statement information for the period ended September 30, 2007, as restated for the effects of inflation through September 30, 2003, and the corresponding reported amounts which included restatement only through February 28, 2003:

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

3.           Preparation of financial statements (continued)

	As restated through September 30, 2003 (*) (I)	As reported (**) (II)	Effect (I) – (II)
Total assets	9,213	9,276	(63)
Total liabilities	6,440	6,462	(22)
Minority interest	66	66	-
Shareholders’ equity	2,707	2,748	(41)

Net income	627	614	13
(*)  As required by Argentine GAAP.
(**) As required by CNV resolution.

(d) Interim financial information

The accompanying September 30, 2007 consolidated financial statements are unaudited. The interim consolidated financial statements should be read in conjunction with the audited financial statements and related footnotes. The unaudited financial statements include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments that are considered necessary for the fair presentation of the information in the financial statements. Operating results for the nine-month period ended September 30, 2007 are not necessarily indicative of results that may be expected for any future periods.

(e) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f) Statement of cash flows

The Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

The statement of cash flows has been prepared using the indirect method.

(g) Concentration of credit risk

The Company’s cash equivalents include high-quality securities placed with various major financial institutions with high credit ratings. The Company’s investment policy limits its credit exposure to any one issuer/obligor.

The Company’s customers include numerous corporations. The Company serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, the Company’s account receivables are not subject to significant concentration of credit risk. While receivables for sales to these various customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated. Fixed customer lines were 3,818,000 (unaudited) at September 30, 2007, and 3,716,000 at September 30, 2006 (unaudited) and wireless customer lines, excluding prepaid lines (Argentina and Paraguay combined) were 3,492,000 (unaudited) at September 30, 2007, and 2,804,000 (unaudited) at September 30, 2006.

The Company provides for losses relating to accounts receivable. The allowance for losses is based on management's evaluation of various factors, including the credit risk of customers and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all significant events and/or transactions that are subject to reasonable and normal methods of estimation, and the accompanying consolidated financial statements reflect that consideration.

(h) Earnings per share

The Company computes net (loss) income per common share by dividing net income (loss) for the period by the weighted average number of common shares outstanding.

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4.           Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the financial statements.

(a) Foreign currency translation

The financial statements of the Company’s foreign subsidiaries are translated in accordance with RT 18, “Specific Considerations for the Preparation of Financial Statements”. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities”. A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation if its operations are integral to those of the Company. The Company’s foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous. Accordingly, and pursuant to RT 18, financial statements of foreign entities are translated using period-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as “Foreign currency translation adjustments”, a separate line item in the equity section.

(b) Revenue recognition

The Company’s principal sources of revenues by reportable segments are:

Voice, data and Internet services

- Fixed telephone services:

Domestic services revenues consist of monthly basic fees, measured service, long-distance calls and monthly fees for additional services, including call forwarding, call waiting, three-way calling, itemized billing and voicemail.

Revenues are recognized when earned. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable. Revenues derived from other telecommunications services, principally network access, long distance and airtime usage, are recognized monthly as services are provided.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as “Deferred revenue” in accounts payable.

Revenues from installations consist primarily of amounts charged for the installation of local access lines. Installation fees are recognized at the time of installation or activation. The direct incremental cost related to installations and activations are expensed as incurred. Installation and activation costs exceed installation revenues for all periods presented. Reconnection fees charged to customers when resuming service after suspension are deferred and recognized ratably over the average life for those customers who are assessed a reconnection fee. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to or less than the amount of deferred revenues. Reconnection revenues are higher than its associated direct expenses.

Interconnection charges represent amounts received by the Company from other local service providers and long-distance carriers for calls that are originated on their networks and transit and/or terminate on the Company’s network. Revenue is recognized as services are provided.

- International long-distance services:

The Company provides international telecommunications service in Argentina including voice and data services and international point-to-point leased circuits.

Revenues from international long-distance service reflect payments under bilateral agreements between the Company and foreign telecommunications carriers, covering inbound international long-distance calls.

Revenues are recognized as services are provided.

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4.       Summary of significant accounting policies (continued)

- Data transmission and Internet services:

Data and Internet revenues mainly consist of fixed monthly fees received from residential and corporate customers for data transmission (including private networks, dedicated lines, broadcasting signal transport and videoconferencing services) and Internet connectivity services (dial-up and broadband). These revenues are recognized as services are rendered.

Revenues from the sale of modems and the related sale expenses (which are generally higher than the connection fees charged to customers) are recognized when the products are delivered and accepted by the customers.

Wireless telecommunication services

The Company provides wireless telephone service throughout Argentina via cellular and PCS networks. Cellular and PCS fees consist of monthly basic fees, airtime usage charges, roaming, charges for termination of calls coming from other cellular operators (“TLRD”), calling party pays charges (“CPP”) and additional charges for value-added services, including call waiting, call forwarding, three-way calling, voicemail, short message systems (“SMS”), and for other miscellaneous cellular and PCS services. These revenues are recognized as services are rendered.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable.

Equipment sales consist principally of revenues from the sale of wireless handsets to new and existing customers and to agents and other third-party distributors. The revenues and related expenses associated with the sale of wireless handsets, which are generally higher than the prices paid by the customers, are recognized when the products are delivered and accepted by them.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whatever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in current liabilities.

Discontinued operations (former “Directory publishing”, see Note 12)

Revenues and expenses related to publishing directories are recognized on the “issue basis” method of accounting, which recognizes the revenues and expenses at the time the related directory is published, fulfilling the Company’s contractual obligation to customers.

Revenues related to Internet advertising are recognized at the time the advertisement is available on the Internet network.

(c) Foreign currency transaction gains/losses

Foreign currency transaction gains and losses are included in the determination of net income or loss.

However, CNV Resolution No.398 allowed the application of CPCECABA Resolution MD No.3/02, issued in March 2002, which provides that foreign currency transaction gains or losses on or after January 6, 2002, related to foreign-currency denominated debts as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such standard are fulfilled. The Company adopted these resolutions and allocated the costs to fixed assets accordingly.

In July 2003, the CPCECABA suspended such accounting treatment and therefore required foreign currency transaction gains and losses to be included in the determination of net income for the period as from July 28, 2003.

The net carrying value of these capitalized costs was $128 as of September 30, 2007 and $210 as of December 31, 2006 and will be fully amortized through December 31, 2008.

(d) Cash and banks

Cash and banks are stated at face value.

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4.           Summary of significant accounting policies (continued)

(e) Trade accounts, other receivables and payables, in currency, arising from the sale or purchase of goods and services and financial transactions

Certain receivables and payables on the sale or purchase of goods and services, respectively, and those arising from financial transactions, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of initial measurement. This method is also called the “amortized cost” method and is equivalent to the face value of the receivables/payables plus the accrued interest less the collections/payments made at period-end.

As mentioned in Note 3.g, the Company provides for losses relating to doubtful accounts based on management’s evaluation of various factors.

(f) Other receivables and payables in currency not included in (e) and (g)

Other non-current receivables and non-current payables not included in (e) above and (g) below, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at period end.

Other current receivables and current payables are stated at face value.

(g) Deferred tax assets and liabilities and credits on minimum presumed income tax

Deferred tax assets and liabilities and minimum presumed income tax credits are stated at face value.

Since 2002, the Telecom Group, following the guidelines of the FACPCE, has treated the differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes as temporary differences. Additional information on the impact of this treatment in the Company’s financial position is given in Note 10.

(h) Investments

Time deposits are valued at their cost plus accrued interest at period end.

Mutual funds are carried at market value. Unrealized gains and losses are included in financial results, net, in the consolidated statements of income.

The 2003 Telecommunications Fund is recorded at the lower of cost or net realizable value.

(i) Inventories, net

Inventories are stated at replacement cost, which does not exceed the net realizable value. Where necessary, provision is made for obsolete, slow moving or defective inventory.

From time to time, the management of Personal and Nucleo decide to sell wireless handsets at prices lower than their respective replacement costs. This strategy is aimed at achieving higher market penetration by reducing customer access costs while maintaining the companies’ overall wireless business profitability. As this policy is the result of management’s decision, promotional prices are not used to calculate the net realizable value of such inventories.

(j) Other assets, net

Fixed assets held for sale are stated at cost, less accumulated depreciation at the time of transfer to the held-for-sale category. All amounts have been restated for inflation as mentioned in Note 3.c. which does not exceed the estimated realizable value of such assets. Where necessary, a provision was made for the adjustment of the restated cost at realizable value.

Other assets from discontinued operations are stated as follows:

Raw materials have been accounted for at replacement cost, which does not exceed the estimated realizable value of such materials.

Printing costs related to directories are carried at cost and deferred until the related directories are distributed.

(k) Fixed assets, net

Fixed assets received from “ENTel” have been valued at their transfer price. Subsequent additions have been valued at cost less accumulated depreciation. All amounts have been restated for inflation as mentioned in Note 3.c.

As of the date of these financial statements, the Company has received the transfer of title pertaining to substantially all of the fixed assets received from ENTel, other than 14.7% of the total transferred buildings, representing $11 of net carrying value as of September 30, 2007. Nevertheless, the Company is in complete possession of these fixed assets and operates them normally.

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4.           Summary of significant accounting policies (continued)

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Company to its fixed asset category, the Company calculates the depreciation charge based on the adjusted remaining useful life assigned in accordance with the related asset replacement.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statements of income.

The Company capitalizes interest on long-term construction projects. Interest capitalized was $18 and $12 for the nine-month periods ended September 30, 2007 and 2006, respectively.

Depreciation expense is calculated using the straight-line method over the estimated useful lives of the related assets, based on the rates specified below:

Asset	Estimated useful life (years)
Buildings received from ENTel	20
Buildings	11-50
Tower and pole	12-20
Transmission equipment	7-9
Wireless network access	7-9
Switching equipment	7-9
Power equipment	10
External wiring	17
Telephony equipment and instruments	6-9
Installations	4-12
Computer equipment	5-6

As a consequence of the commercial decision of accelerating the migration from TDMA technology to GSM technology, this process is expected to be concluded by March 2008 (originally was expected by December 2008). Accordingly, Personal recognized accelerated depreciation of $56 related to these assets in order to be fully depreciated by March 31, 2008.

The Company is subject to asset retirement obligations (“ARO”) associated with its cell and switch site operating leases. The Company, in most cases, has the right to renew the initial lease term. Accordingly, the Company records a liability for an ARO. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. The capitalized cost is depreciated over the estimated useful life of the related asset. Subsequent to the initial measurement, an entity should recognize changes in the ARO that result from (1) the passage of time and (2) revisions made to either the timing or amount of estimated cash flows. Changes resulting from revisions in the timing or amount of estimated cash flows should be recognized as increases or decreases in the carrying amount of the ARO and the associated capitalized retirement cost. Increases in the ARO as a result of upward revisions in undiscounted cash flow estimates should be considered new obligations and initially measured using current credit-adjusted risk-free interest rates. Any decreases in the ARO as a result of downward revisions in cash flow estimates should be treated as modifications of an existing ARO, and should be measured at the historical interest rate used to measure the initial ARO.

Fixed assets as a whole does not exceed the estimated realizable value (See 4.m below).

(l) Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. All amounts have been restated for inflation as mentioned in Note 3.c.

Intangible assets comprise the following:

- Software obtained or developed for internal use
The Company has capitalized certain costs associated with the development of computer software for internal use. These costs are being amortized on a straight-line basis over a period ranging between 5 years and 6.5 years.

- Debt issue costs
Expenses incurred in connection with the issuance of debt are deferred and are being amortized under the interest method over the life of the related issuances.

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4.           Summary of significant accounting policies (continued)

- PCS license
The Company adopted RT 17, “Overall considerations for the preparation of financial statements”, on January 1, 2002. This standard prescribes the accounting treatment for both identifiable intangibles and goodwill after initial recognition. Upon adoption of this standard, amortization of indefinite life intangibles ceased. Impairment testing of these assets is now required. The Company identified Personal’s PCS licenses as indefinite life intangibles.

- PCS and Band B of Paraguay licenses
Nucleo’s PCS and Band B licenses are amortized under the straight-line method over 10 years through fiscal year 2007.

- Rights of use
The Company purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a period of time. Acquisition costs are capitalized and amortized over the terms of the respective capacity agreements, generally 15 years.

- Exclusivity agreements
Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Company’s services and products. Amounts capitalized are being amortized over the life of the agreements, which range from 7 to 29 years.

Intangible assets from discontinued operations (trademarks) are amortized under the straight-line method over 15 years.

(m) Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, discounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

The devaluation of the Argentine peso and the “pesification” of Telecom Argentina’s tariffs materially affected the Company’s financial position and results of operations, and changed the rules under which the Company operated. However, as indicated in Note 2.c., Law No. 25,561 authorized the Argentine Government to renegotiate the conditions of the contracts with the privatized companies, taking into account their profitability, among other criteria.

In this regard, the Company has made certain assumptions in the determination of its estimated cash flows to evaluate a potential impairment of its long-lived assets in relation to each operating segment. In the preparation of such estimates and in connection with the fixed-line business, the Company has considered different scenarios, some of which contemplate the modification of the current level of Telecom Argentina’s regulated tariffs which would enable Telecom Argentina to finance the technological renovation of its fixed-line network in the next years.

Based on the foregoing, the Company considered an impairment charge not to be necessary for its long-lived assets.

(n) Severance indemnities

Severance payments made to employees are expensed as incurred.

(o) Taxes payable

- Income taxes

As per Argentinean Tax Law, the provisions for income taxes in the statements of income for all periods presented have been computed on a separate return basis (i.e., assuming that the Company was not included in a consolidated income tax return). All income tax payments are made by the subsidiaries as required by the tax laws of the countries in which they respectively operate. The Company records income taxes using the method required by RT 17.

Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. RT 17 also requires companies to record a valuation allowance for that component of net deferred tax assets which are not recoverable. The statutory income tax rate in Argentina was 35% for all periods presented.

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4.           Summary of significant accounting policies (continued)

Cash dividends received from a foreign subsidiary are computed on the statutory income tax rate. As per Argentinean Tax Law, income taxes paid abroad may be recognized as tax credits.

The statutory income tax rate in Paraguay was 10% for all periods presented. As per Paraguayan Tax Law, dividends paid are computed with an additional income tax rate of 5%. Additionally, when dividends are paid to foreign shareholders, there is an additional income tax rate of 15%, which is deducted from the amounts paid to the shareholders.

- Tax on minimum presumed income

The Company is subject to a tax on minimum presumed income. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on the tax basis of certain assets. The Company’s tax liabilities will be the higher of income tax or minimum presumed income tax. However, if the tax on minimum presumed income exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

The Company has utilized a portion of its tax loss carryforwards in the computation of income taxes for the year ended December 31, 2006. However, there are remaining tax loss carryforwards as of September 30, 2007. Accordingly, Telecom has determined an additional proportional charge for the nine-month period ended September 30, 2007 for the tax on minimum presumed income of $27, which, together with the previous year charges, was deferred as “Other non-current receivables”. These charges have been estimated as recoverable based on the Company’s tax projections and the 10-year legal expiration term for use of the credit.

For the nine-month period ended September 30, 2007, Personal has estimated a provision for income taxes (after having absorbed its tax loss carryforwards); as a consequence, Personal has offset this provision with the receivable from the tax on minimum presumed income.

- Turnover tax

Under Argentine tax law, the Company is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 4.0% for the nine-month periods ended September 30, 2007 and 2006.

(p) Other liabilities

▪	Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Company does not sponsor any stock option plan.

Retirement liabilities shown under other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability. Benefits consist of the payment of a single lump sum equal to one salary for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits. The Company does not make plan contributions or maintain separate assets to fund the benefits at retirement. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as of September 30, 2007 and December 31, 2006 as required by RT 23. As of September 30, 2007, this provision amounts to $17.

▪	Deferred revenue on sale of capacity
Under certain network capacity purchase agreements, the Company sells excess purchased capacity to other carriers. Revenues are deferred and recognized as services are provided.

▪	Court fee
Under the out-of-court restructuring agreement (“Acuerdo Preventivo Extrajudicial” or APE), the Company was subject to a court fee of 0.25% levied on the total amount finally approved as restructured by the court. The fee is paid in up to one hundred and ten monthly installments with an annual interest rate of 6% through September 2014.

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4.           Summary of significant accounting policies (continued)

(q) Exchange of debt instruments

Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. This criterion was used by Telecom Argentina to account for its respective debt restructuring in August 2005. Additional information is given in Note 8.

(r) Litigation

The Company, in the ordinary course of business, is subject to various legal proceedings. The reserve for contingencies was established considering the potential outcome of these matters and the legal counsel's opinion.

(s) Derivatives to compensate future risks or minimized financial costs

The Company has adopted the Caption No. 2 of RT 18 issued by the FACPCE, “Accounting for Derivative Instruments and Hedging Activities”, which requires the recognition of all derivative financial instruments as assets and/or liabilities at their estimated fair value, whether designated in a hedging relationship or not. Changes in the fair value of effective cash flow hedges are recognized as a separate component between the Liabilities and the Shareholders’ equity of the balance sheet and subsequently reclassified to earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability. Derivatives not designated or qualifying as a hedging instrument or ineffective derivatives are adjusted to fair value through earnings.

During August and September 2005, following Telecom Argentina’s successful completion of its debt restructuring process, the Company entered into two foreign exchange currency swap contracts to hedge its exposure to the Euro and Japanese yen-denominated Notes fluctuations with respect to the US dollar. The principal terms and conditions of these contracts are disclosed in Note 8.2.

Considering that the Company’s cash flows generation is in Argentine pesos and the terms of the swap do not perfectly match the terms of the Euro and Japanese yen-denominated obligations (due to the existence of the prepaid terms described in Note 8.2), these hedges were regarded as ineffective. Therefore, the changes in the fair value of these hedges were recognized in the financial results as “Loss on derivatives”.

Additionally, these instruments were negotiated with institutions and corporations with significant financial capacity; therefore, the Company considered that the risk of non-compliance with the obligations agreed to by such counterparties to be minimal.

The Company does not enter into derivative contracts for speculative purposes.

(t) Vacation expenses

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

(u) Advertising costs

Advertising costs are expensed as incurred. Advertising costs for the nine-month periods ended September 30, 2007 and 2006 are shown in Note 16.h. under the line item “Advertising”.

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5.           Breakdown of the main accounts

(a)	Cash and banks

Cash and banks consist of the following:
	As of September 30, 2007	As of December 31, 2006
Cash	$5	$12
Banks	13	18
	$18	$30

(b)	Investments

Investments consist of the following:
	As of September 30, 2007	As of December 31, 2006
Current
Time deposits	$1,143	$558
Mutual funds	34	73
Related parties (Note 7)	16	-
	$1,193	$631
Non current
2003 Telecommunications Fund	$1	$1
	$1	$1

(c)	Accounts receivable

Accounts receivable consist of the following:
	As of September 30, 2007	As of December 31, 2006
Current
Voice, data and Internet	$455	$433
Wireless (i)	482	411
Wireless – related parties (Note 7)	4	4
Subtotal	941	848
Allowance for doubtful accounts	(128)	(105)
	$813	$743

(i) Includes $24 as of September 30, 2007 and $28 as of December 31, 2006 corresponding to Nucleo’s receivables.

(d) Other receivables

Other receivables consist of the following:
	As of September 30, 2007	As of December 31, 2006
Current
Credit on minimum presumed income tax	$61	$-
Tax credits	31	36
Prepaid expenses	39	34
Derivatives	40	-
Restricted funds	10	29
Other	30	40
Subtotal	211	139
Allowance for doubtful accounts	(11)	(11)
	$200	$128
Non current
Credit on minimum presumed income tax (i)	$217	$296
Derivatives	152	85
Restricted funds	15	15
Prepaid expenses	14	14
Other tax credits	11	9
Other	5	2
Subtotal	414	421
Allowance for doubtful accounts	(11)	(9)
	$403	$412
(i) Considering the current expiration period (10 years), the Company considers the ultimate realization of the credit to be more likely than not based on current projections.

(e)	Inventories

Inventories consist of the following:
	As of September 30, 2007	As of December 31, 2006
Wireless handsets and equipment	$239	$188
Allowance for obsolescence	(15)	(12)
	$224	$176

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5.           Breakdown of the main accounts (continued)

(f) Other assets

Other assets consist of the following:
	As of September 30, 2007	As of December 31, 2006
Current
Fixed assets held for sale	$28	$20
Allowance for other assets	(9)	(5)
	$19	$15
Non current
Fixed assets held for sale	$8	$19
Allowance for other assets	(3)	(9)
	$5	$10

(g) Fixed assets

Fixed assets consist of the following:
	As of September 30, 2007	As of December 31, 2006
Non current
Net carrying value (Note 16.a)	$5,655	$5,761
Write-off of materials	(19)	(22)
	$5,636	$5,739

(h) Accounts payable

Accounts payable consist of the following:
	As of September 30, 2007	As of December 31, 2006
Current
Fixed assets suppliers	$539	$463
Inventories suppliers	192	253
Other assets and services suppliers	516	568
Subtotal	1,247	1,284
Deferred revenues	86	81
Agent commissions	44	70
Related parties (Note 7)	41	40
SU reimbursement	6	6
	$1,424	$1,481

(i) Salaries and social security payable

Salaries and social security payable consist of the following:
	As of September 30, 2007	As of December 31, 2006
Current
Vacation, bonuses and social security payable	$137	$114
Special termination benefits	21	17
	$158	$131
Non current
Special termination benefits	$38	$32

(j) Taxes payable

Taxes payable consist of the following:
	As of September 30, 2007	As of December 31, 2006
Current
Tax on Universal Service	$90	$95
Turnover tax	40	46
VAT, net	57	8
Tax on minimum presumed income, net	17	18
Internal taxes	16	13
Regulatory fees	10	12
Income tax, net (i)	2	3
Other	19	26
	$251	$221
Non current
Deferred tax liabilities	$323	$68
(i) Corresponds to Nucleo. Additionally, in September 2007, it is net of $52 corresponding to credits on tax on minimum presumed income, of $8 corresponding to payments on advance of income taxes of Personal and of $8 corresponding to payments on advance of income taxes of Nucleo.

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5.           Breakdown of the main accounts (continued)

(k) Other liabilities

Other liabilities consist of the following:
	As of September 30, 2007	As of December 31, 2006
Current
Contributions to government programs	$-	$13
Deferred revenue on sale of capacity and related services	7	6
Guarantees received	7	5
Court fee	3	3
Other	14	9
	$31	$36
Non current
Deferred revenue on sale of capacity and related services	$57	$49
Asset retirement obligations	25	24
Retirement benefits	17	14
Court fee	13	14
Other	5	1
	$117	$102

(l) Net sales

Net sales consist of the following:
	Nine-month periods ended September 30,
	2007	2006
Voice	$1,910	$1,821
Data	126	113
Internet	384	315
Subtotal	2,420	2,249
Wireless in Argentina	3,799	2,748
Wireless in Paraguay	296	245
	$6,515	$5,242

(m) Gain on equity investees

Gain on equity investees consists of the following:
	Nine-month periods ended September 30,
	2007	2006
Gain on capital reimbursement of Nucleo	$-	$6

(n) Financial results, net

Financial results, net consist of the following:
	Nine-month periods ended September 30,
	2007	2006
Generated by assets
Interest income	$71	$57
Foreign currency exchange gain	23	9
Holding losses on inventories	(46)	(3)
Other	1	10
Total generated by assets	$49	$73
Generated by liabilities
Interest expense	$(228)	$(279)
Less capitalized interest on fixed assets	18	12
Loss on discounting of debt	(12)	(79)
Foreign currency exchange loss	(252)	(210)
Gain on derivatives	102	70
Total generated by liabilities	$(372)	$(486)
	$(323)	$(413)

(o) Other expenses, net

Other expenses, net consist of the following:
	Nine-month periods ended September 30,
	2007	2006
Provision for contingencies	$(48)	$(69)
Severance indemnities and special termination benefits	(55)	(28)
Offset determined by Resolution No. 41/07	21	-
Allowance for obsolescence of inventories	(3)	(4)
Allowance for doubtful accounts and other assets	(2)	(10)
Allowance for obsolescence of materials	1	(23)
Other, net	10	7
	$(76)	$(127)

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

6.           Supplementary cash flow information

The statement of cash flows has been prepared using the indirect method.

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years/periods shown in the statements of cash flows:

	As of September 30,		As of December 31,
	2007	2006	2006	2005
Cash and banks	$18	$24	$30	$44
Current investments	1,193	862	631	596
Total as per balance sheet	$1,211	$886	$661	$640
Less:
Items not considered cash and cash equivalents
- Time deposits with maturities of more than three months	(39)	-	-	-
- Related parties (Note 7)	(1)	-	-	-
- Government bonds (i)	-	-	-	(40)
Total cash and cash equivalents as shown in the statement of cash flows	$1,171	$886	$661	$600
(i) Corresponds to the current portion of held-to-maturity investments.

The financial and holding results included in the total cash flows provided by operating activities are as follows:

	Nine-month periods ended September 30,
	2007	2006
Foreign currency exchange gain on cash and cash equivalents	$18	$11
Interest income generated by current investments	41	30
Interest income generated by accounts receivable	30	27
Subtotal	89	68
Other cash flows provided by operating activities	1,957	1,774
Total cash flows provided by operating activities	$2,046	$1,842

Income taxes eliminated from operating activities components:

	Nine-month periods ended September 30,
	2007	2006
Reversal of income tax included in the statement of income	$275	$(37)
Income taxes paid	(7)	(29)
Total income taxes eliminated from operating activities	$268	$(66)

Changes in assets/liabilities components:
	Nine-month periods ended September 30,
	2007	2006
Net (increase) decrease in assets
Investments not considered as cash or cash equivalents	$(2)	$(6)
Trade accounts receivable	(127)	(72)
Other receivables	10	(26)
Inventories	(100)	(83)
	$(219)	$(187)
Net (decrease) increase in liabilities
Accounts payable	$(131)	$187
Salaries and social benefits payable	33	13
Taxes payable	(4)	(19)
Other liabilities	10	(1)
Contingencies	(41)	(31)
	$(133)	$149

Interest paid during the nine-month periods ended September 30, 2007 and 2006 (including debt restructuring related expenses), amounted to $165 and $253, respectively.

•      Main non-cash operating transactions:
	Nine-month periods ended September 30,
	2007	2006
Provision for minimum presumed income tax	$27	$33
Credit on minimum presumed income tax offset with income taxes	68	-
Income tax rate deducted from dividends collected	8	-
Derivatives	104	70
Foreign currency translation adjustments in assets	16	58
Foreign currency translation adjustments in liabilities	8	29

•      Most significant investing activities:

Fixed assets acquisitions include:

	Nine-month periods ended September 30,
	2007	2006
Acquisition of fixed assets (Note 16.a)	$(958)	$(734)
Plus:
Cancellation of accounts payable used in prior years acquisitions	(417)	(115)
Less:
Acquisition of fixed assets through incurrence of accounts payable	492	192
Capitalized interest on fixed assets	18	12
Wireless handsets lent to customers at no cost (i)	3	3
	$(862)	$(642)

(i)
Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

6.           Supplementary cash flow information (continued)

Intangible assets acquisitions include:
	Nine-month periods ended September 30,
	2007	2006
Acquisition of intangible assets (Note 16.b)	$(23)	$(41)
Plus:
Cancellation of accounts payable used in prior years acquisitions	(14)	(4)
Less:
Acquisition of intangible assets through incurrence of accounts payable	15	20
Debt issue costs classified as financing activities	-	23
	$(22)	$(2)

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

	Nine-month periods ended September 30,
	2007	2006
Time deposits with maturities of more than three months	$(38)	$-
Government bonds with maturities of more than three months	-	45
Total cash flows from investments not considered as cash equivalents	$(38)	$45

•      Financing activities components:
	Nine-month periods ended September 30,
	2007	2006
Debt proceeds	$40	$34
Payment of Notes	(455)	(663)
Payment of bank loans	(198)	(82)
Payment of interest on Notes	(141)	(141)
Payment of interest on bank loans	(24)	(64)
Payment of debt restructuring related expenses	-	(48)
Payment of capital reimbursement of Nucleo	-	(4)
Dividends paid	(28)	-
Total financing activities components	$(806)	$(968)

7 - Related party transactions

(a) Controlling group

As of September 30, 2007, Nortel is the controlling shareholder of Telecom Argentina. Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares of Telecom Argentina, representing 54.74% of the total common stock of Telecom Argentina. Nortel’s ordinary shares were owned equally by the Telecom Italia Group and the France Telecom Group prior to December 2003.

On December 19, 2003, the Telecom Italia Group and the France Telecom Group contributed their respective interests in Nortel to a newly created company, Sofora Telecomunicaciones S.A. (“Sofora”) in exchange for shares of Sofora. At that time, the Telecom Italia Group and the France Telecom Group had the same shareholding interests in Sofora. Following the approval obtained from the regulatory authorities, the France Telecom Group sold its 48% interest in Sofora plus a put option for the remaining 2% to W de Argentina – Inversiones S.L. for a total purchase price of US$125 million. The put option will be exercisable from January 31, 2008 through December 31, 2013.

As of September 30, 2007, the shareholders of Sofora are the Telecom Italia Group representing 50%, W de Argentina – Inversiones S.L. representing 48% and the France Telecom Group representing 2% of Sofora’s capital stock. W de Argentina - Inversiones S.L. has granted two call options to the Telecom Italia Group to purchase its equity interest in Sofora for an aggregate purchase price of US$60 million. The first call option to acquire 48% of the equity interest of Sofora may be exercised within 15 days after December 31, 2008. The second call option to acquire the remaining 2% of the equity interest of Sofora may be exercised at any time between December 31, 2008 and December 31, 2013.

(b) Related parties

Related parties are those legal entities or individuals which are related to the indirect shareholders of the Company.

(c) Changes in the equity stocks of the indirect shareholders of the Company

In April 2007, Pirelli & C. S.p.A., Sintonia S.p.A. and Sintonia S.A., jointly released a statement about an agreement oriented towards the transfer of their respective shares in Olimpia S.p.A. (which holds 18% of Telecom Italia S.p.A.’s capital stock), to a joint company (“Telco”) made up by Assicurazioni Generali S.p.A., Intesa San Paolo S.p.A., Mediobanca S.p.A., Sintonia S.A. and Telefonica, S.A. (from Spain), which would own approximately 23% of Telecom Italia’s capital stock with a right to vote (“the Transaction”).

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

7 - Related party transactions (continued)

Before the Transaction ended, Telecom Argentina’s directors and controllers analyzed the consequences which the Transaction would have over said company, particularly as regards the Law for Defense of the Competition (Ley de Defensa de la Competencia or “LDC”), which in Telecom Argentina’s Board gave rise to different opinions, which are backed by reports written by experts in the area.

The Board resolved as follows: “a) the Transaction constitutes the acquisition of a minority shareholding which, under the terms of section 8 of LDC should not be notified, as it does not imply a modification on the “control” over Telecom Argentina; b) for the abovementioned reason, section 7 of LDC is inapplicable; c) even when the conclusion shall be that said acquisition of a minority shareholding impartially implies a transfer of “control” (at least in the abstract), Telefonica, S.A. (from Spain) “auto-limitation” guarantees the independent management of both groups, by reason of which we are not in the presence of the situation banned by section 7 of LDC. It is clear that, what is hereby expressed does not imply that the eventual configuration of behaviors against LDC shall be discarded, within the frame of a system of “control of behaviors” (behaviors which are also possible at this moment, before the acquisition of the minority shareholding is verified)”.

The controlling authorities were informed of the resolution adopted by the Board of Telecom Argentina. Additionally, Telecom Argentina and some regular or alternate directors, submitted to said authorities subsequent notes on the subject, where they expressed their personal opinion about the transaction, and which are available at the Financial Information Highway of the CNV (www.cnv.org.ar).

The notes submitted by Mr. Gerardo Werthein, Mr. Esteban Macek and Mr. Julio Naveyra are among the personal notes abovementioned. They have expressed to the Board and in the notes to the controlling authorities that, to their opinion, the Transaction “may result in a modification of the control structure of Telecom Argentina” and “according to the present conditions, it could be presumed that said modification in the control structure could impact on the decision-making in Telecom Argentina”, and for this reason, in the opinion of said directors the Transaction “should be notified to be analyzed by the authorities for the Defense of the Competition”.

In its letter for the CNV dated August 7, 2007, the Supervisory Committee expressed that what was stated in the abovementioned notes was private and personal, and was in disagreement with the information published by the parties intervening in the Transaction.

The National Commission for the Defense of the Competition (Comisión Nacional de Defensa de la Competencia or “CNDC”) brought, by administrative initiative, a claim recorded as file “Telefónica de España, Olimpia y Otros s/Diligencia Preliminar (DP No. 29)”, with the purpose of determining if the Transaction “has an impact on the competitors in the Argentine market, according to the rules and regulations in force” and asked the President and Vice President of Telecom Argentina to testify in said respect. In connection with said file, on October 16, 2007, the CNDC issued Resolution No. 78/07 which grants the CNDC “a mechanism for the verification, control and monitoring”, in Telecom Argentina for a 2 month period, and determines the appointment of two Supervisors-Observers, one acting on behalf of the CNDC and the other on behalf of the CNC, who will be in charge of “the custody of the public interest of the market, competitors, users and customers”.

In the performance of their duties, the Supervisors-Observers have requested from the Company information and documentation, have attended the meetings of the decision-making organs (Board of Directors and Management Council), and have interviewed several members of the Management of the Company; they have at all times received the assistance of Telecom Argentina.

On October 25, 2007, Telefonica, S.A. (from Spain) made a public statement that said: “Telefonica, S.A., Assicurazioni Generali S.p.A, Intesa Sanpaolo S.p.A, Mediobanca S.p.A and Sintonia S.A. (Benetton) have bought today, October 25, 2007, Olimpia S.p.A.’s aggregate amount through the Italian company Telco S.p.A., which holds approximately 23.6% of Telecom Italia S.p.A.’s capital stock with a right to vote”.

The indirect presence of Telefonica, S.A. (from Spain) in Telecom Argentina’s capital ownership structure has generated in the Board of the latter several opinions which are in disagreement. Some opinions sustain that Telefonica, S.A. (from Spain) will have a substantial indirect influence in Telecom Argentina. In that sense, one of said opinions additionally sustains the idea that, as regards Telecommunications matters, the abovementioned presence is a violation to the rules and regulations in force.

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

7 - Related party transactions (continued)

It is hereby pointed out that Telefonica de Argentina S.A., which is a subsidiary of Telefonica, S.A. (from Spain), is Telecom Argentina’s main competitor.

Telecom Argentina’s Board of Directors adopted the following resolutions:

1.
A note shall be submitted to the CNDC, in Administrative File No. S01: 0147971/2007 (DP No. 29), with the purpose of clearly stating that Telecom Argentina has not taken any part in the Transaction whatsoever. Additionally, and taking into account that 46% of Telecom Argentina’s capital stock has the authorization to be listed on the BCBA and the NYSE, a request shall be submitted to the CNDC that any measure that said entity could adopt about the Transaction, shall not in any way affect Telecom Argentina, as this company is not an intervening party in said transaction and, for this reason, is not a party in the agreed transaction. A copy of this note shall be submitted to the SC and the CNC for the correct information before said entities.

2.	Notes shall be submitted to the SC and the CNC correspondingly, with the purposes abovementioned; additionally, copies of said notes shall be submitted to the CNDC.

3.
Telefonica, S.A. and Telefónica de Argentina S.A shall be notified, with the purpose of giving notice that, if due to the Transaction, Telecom Argentina suffered any damage or loss of any nature, Telecom Argentina reserves the right to bring any and all the legal actions that may correspond, with the purpose of demanding a full and complete compensation, including all the spending and costs resulting from the legitimate defense of Telecom Argentina’s rights.

(d) Balances and transactions with related parties

The Company has transactions in the normal course of business with certain related parties. For the periods presented, the Company has not conducted any transactions with executive officers and/or persons related to them. Those balances and transactions are less than $1; therefore they are not shown due to rounding.

The following is a summary of the balances and transactions with related parties as of September 30, 2007 and as of December 31, 2006 and for the nine-month periods ended September 30, 2007 and 2006:

	As of September 30, 2007	As of December 31, 2006
Investments
Nortel S.A.	$1	$-
Standard Bank (a) (d)	15	-
	$16	$-
Accounts receivable
Standard Bank (a) (d)	$1	$-
Telecom Italia S.p.A. (b) (c)	2	2
TIM Celular S.A. (b)	1	2
	$4	$4
Accounts payable:
Telecom Italia Sparkle S.p.A. (b)	$17	$15
Telecom Italia S.p.A. (b) (c)	12	7
Italtel Argentina S.A. (b)	5	6
Entel S.A. (Bolivia) (b)	2	1
Etec S.A. (b)	1	1
Latin American Nautilus Argentina S.A. (b)	2	2
Latin American Nautilus USA Inc. (b)	1	1
TIM Celular S.A. (b)	-	6
Italtel S.p.A. (b)	-	1
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a)	1	-
	$41	$40
		Nine-month periods ended September 30,
	Transaction description	2007	2006
Services rendered:
Related parties as of September 30, 2007
TIM Celular S.A. (b)	Roaming	$7	$7
Telecom Italia S.p.A. (b) (c)	Roaming	4	3
Telecom Italia Sparkle S.p.A. (b)	International inbound calls	4	2
Entel S.A. (Bolivia) (b)	International inbound calls	2	1
Latin American Nautilus Argentina S.A. (b)	International inbound calls	1	1
Standard Bank (a) (d)	Usage of fixed telephony	3	-
Standard Bank (a) (d)	Interest	1	-
Total net sales		$22	$14

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

7 - Related party transactions (continued)

		Nine-month periods ended September 30,
Services received:	Transaction description	2007	2006
Related parties as of September 30, 2007
Telecom Italia S.p.A. (b) (c)	Fees for services and roaming	21	13
Telecom Italia Sparkle S.p.A. (b)	International outbound calls	13	7
Entel S.A. (Bolivia) (b)	International outbound calls	4	3
Etec S.A. (b)	International outbound calls	3	3
Latin American Nautilus USA Inc. (b)	International outbound calls	1	1
Latin American Nautilus Argentina S.A. (b)	Lease of circuits	-	1
TIM Celular S.A. (b)	Roaming and Maintenance, materials and supplies	4	3
Italtel Argentina S.A. (b)	Maintenance, materials and supplies	3	3
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a)	Insurance (*)	6	4
La Estrella Cía de Seguros de retiro S.A. (a)	Insurance	1	-
Caja de Seguros S.A. (a)	Insurance	1	1
Total operating costs		$57	$39
(*) Shown in Note 16.h. under the line item “Salaries and social security”.

	Nine-month periods ended September 30,
	2007	2006
Purchases of fixed assets/intangible assets:
Related parties as of September 30, 2007
Italtel Argentina S.A. (b)	$59	$30
Telecom Italia Sparkle S.p.A. (b)	26	20
Latin American Nautilus Argentina S.A. (b)	1	-
Total fixed assets and intangible assets	$86	$50

(a)	Such companies relate to W de Argentina - Inversiones S.L.
(b)	Such companies relate to Telecom Italia Group.
(c)	Transactions with Telecom Italia Mobile S.p.A. are disclosed together with the transactions with Telecom Italia S.p.A., as a consequence of the merger of these companies.
(d)	This company is a related party as from April 2007.

The transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders equity of the Company, after being approved by the Audit Committee in compliance with Decree No. 677/01.

(e) Dissolution of Cable Insignia

Since Cable Insignia has no operations, on April 25, 2003, the Annual Shareholders’ Meeting of Cable Insignia had approved the entity’s dissolution. On October 17, 2006, the Extraordinary Shareholders’ Meeting of Cable Insignia approved the closing financial statements and winding-up of assets and liabilities. Personal received $0.4 million in this connection.

8 – Debt

8.1. The Company’s short-term and long-term debt

  As of September 30, 2007 and as of December 31, 2006, the Company’s short-term and long-term debt comprises the following:

	As of September	As of December
	30, 2007	31, 2006
Short-term debt:
- Principal:
Notes	$710	$1,014
Bank loans	225	334
Subtotal	935	1,348
- Accrued interest	98	42
- Derivatives	8	5
Total short-term debt	$1,041	$1,395
Long-term debt:
- Principal:
Notes	$2,873	$2,798
Bank loans	5	51
Subtotal	2,878	2,849
- Effect on discounting of debt	(134)	(146)
Total long-term debt	$2,744	$2,703
Total debt	$3,785	$4,098

The following table segregates the Telecom Group’s debt by company as of September 30, 2007 and as of December 31, 2006:

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt (continued)

	Telecom	Personal	Nucleo	Consolidated as of September 30, 2007	Consolidated as of December 31, 2006
♦ Principal	2,767	992	54	3,813	4,197
♦ Accrued interest	78	20	-	98	42
Subtotal	2,845	1,012	54	3,911	4,239
♦ Effect on discounting of debt	(134)	-	-	(134)	(146)
♦ Derivatives	8	-	-	8	5
Total debt	2,719	1,012	54	3,785	4,098
▪ Current	753	239	49	1,041	1,395
▪ Non current	1,966	773	5	2,744	2,703

8.2. Debt of Telecom Argentina

On August 31, 2005, Telecom Argentina completed its debt restructuring and complied with the terms of the APE. The Company issued Series A and B Notes and made mandatory and optional principal prepayments. Such prepayments effectively prepaid all principal amortization payments originally scheduled through October 15, 2007. As from October 2005 through October 2007, the Company has made mandatory and optional principal prepayments, including the net cash proceeds from the sale of Publicom ($184 equivalent to US$ 60 million, see Note 12), which prepaid all principal amortization payments originally scheduled up to April 2010 and 73.6% of the principal amortization payment originally scheduled due October 2010. By means of this, since the issuance date of the notes, the Company has cancelled 42.68% of Series A Notes and 83.02% of Series B Notes.

Pursuant to the terms of the APE, non-participating creditors were entitled to receive consideration in the form of Series A Notes and cash consideration under Option A. Such consideration, plus the payments described above, payable to non-participating creditors was available for collection and transferred to the respective clearing houses, as ruled by the Courts of New York under Section 304 of the U.S. Bankruptcy Law.

•	New Notes
Terms and conditions

Series A Notes will be due in 2014 and Series B Notes will be due in 2011. Series A Notes and Series B Notes were split into listed and unlisted notes.

Series A-1 Notes are dollar- or euro-denominated listed notes. Series A-2 Notes are dollar-, euro-, yen- or peso-denominated unlisted notes. Peso-denominated Series A-2 unlisted notes are to be adjusted by CER index. Series B-1 Notes and Series B-2 Notes are dollar-denominated notes only.

Series A-1 Notes and Series A-2 Notes accrue escalated interest based on denomination as follows:

	From issue date until October 14, 2008	From October 15, 2008 to maturity
US dollar denominated	5.53%	8.00%
Euro denominated	4.83%	6.89%
Yen denominated	1.93%	3.69%
Peso denominated	3.23%	3.42%

Series B-1 Notes and Series B-2 Notes accrue escalated interest as follows:

	From issue date until October 15, 2005	From October 16, 2005 to October 15, 2008	From October 16, 2008 to maturity
US dollar denominated	9.00%	10.00%	11.00%

Penalty interest, if applicable, will accrue at an additional annual rate of 2% on overdue principal and interest.

Rating

	Standard & Poors International Ratings LLC, Argentine branch		Fitch Ratings
	International scale	Local scale	International scale	Local scale
Date of issuance	B-	BBB-	B-	BBB-
September 30, 2007	B+	A+	B	A

Covenants

Mandatory prepayments

If the Company generates “Excess Cash” as contractually defined and calculated, such Excess Cash generally will be applied on a semi-annual basis to make payments on the remaining scheduled installments of the debt instruments in its direct order of maturity.

Excess cash is measured semi-annually based on the consolidated financial statements of the Company (excluding Personal and Nucleo) as of June 30 and December 31 of each year, and any excess cash should be applied no later than the due date of the scheduled amortization payments immediately subsequent to each June 30 or December 31, respectively.

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt (continued)

On April 16, 2007, Telecom made a cash payment of $249 corresponding to “excess cash” determined for the period ended on December 31, 2006 and on October 16, 2007, Telecom made a cash payment of $455 corresponding to “excess cash” determined for the period ended on June 30, 2007.

However, if at any time during the excess cash period, Telecom Argentina makes any distribution payment (as defined in the APE, including but not limited to the payment of dividends) the aggregate amount of the excess cash applied to pay the new Notes will have to be at least two and a half times such distribution payment.

Also, the Notes are redeemed at Telecom Argentina’s option, in whole or in part, without payment of any premium or penalty, at any time after the issuance date and prior to the maturity date at the redemption price equal to 100% of the outstanding principal amount thereof (adjusted to take into account any prepayments or repurchases), together with accrued interest, if any, to the date fixed for redemption and the corresponding additional amounts, if any. Telecom Argentina, at its option, may make payments on the remaining scheduled installments of the debt instruments in direct order of maturity.

Telecom must make an offer to redeem all outstanding notes, as described in the Indenture, in the case of a change of control.

Negative covenants

The terms and conditions of the new Notes require that the Company complies with various negative covenants, including limitations on:

a)
Incurrence and/or assumption of, and/or permitting to exist in Telecom Argentina or its restricted subsidiaries (as defined in the Trust Agreement), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

b)
Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness (other than certain permitted indebtedness) unless Telecom Argentina meets a specified indebtedness/EBITDA ratio with respect to Telecom Argentina and its restricted subsidiaries (other than Personal and Nucleo) of 2.75 to 1, except for certain permitted liens;

c)
Making specified restricted payments, including making any investments (other than permitted investments); under this covenant, the Company cannot make any investment in securities or indebtedness of, or extend loans to, other persons, unless such transactions are specifically permitted. Under the Telecom Argentina notes, specific limits are imposed on the amount and conditions of loans that may be made by Telecom Argentina to Personal;

d)
The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents and the proceeds of certain asset sales, in some circumstances, shall be used to pay the relevant debt instrument;

e)	Sale and leaseback transactions: Telecom shall apply any net cash proceeds of such transaction to the purchase or optional redemption of Notes;
f)	Capital expenditures except for those expressly permitted (the extraordinary meeting of noteholders held on March 27, 2006, has eliminated Personal’s restriction);
g)	Telecom will not merge into or consolidate with any person or sell, assign, transfer or otherwise convey or dispose of all or substantially all of its assets, except for certain permitted conditions.

On March 27, 2006, the Company held an extraordinary meeting of noteholders to amend the Trust Agreement dated August 31, 2005 entered into by the Company and the Bank of New York as Trustee, Payment Agent, Transfer Agent and Registrar. The approved amendments were as follows:

(i)	Amend Clauses (a) and (c) of Section 3.17 “Limitation on Capital Expenditures” to eliminate Personal’s restriction to its capacity to make capital expenditures;
(ii)
Amend Section 3.21 “Reinvestment of Dividends Paid by Telecom Personal” to eliminate it in its entirety. This section establishes that Telecom Argentina should reinvest in Personal any dividend received by Personal; and

(iii)	Eliminate certain definitions, such as, “Telecom Personal Permitted Capital Expenditures” and “Telecom Personal Distribution Payment”.

On March 27, 2006, the Bank of New York as Trustee entered into a supplementary Trust Agreement with Telecom Argentina in order to include the approved amendments. The Company paid to the noteholders that voted the amendments consent fees for $18. These fees were deferred and are amortized under the interest method over the life of the debt.

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt (continued)

Events of default

The terms and conditions of the new Notes provide for certain events of default as follows:

(i)	Failure to pay principal or interest;
(ii)
Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of the Company’s subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million;

(iii)
Any final judgment against Telecom Argentina providing for the payment of an aggregate amount exceeding US$ 20 million and, having passed the specified term, without being satisfied, discharged or stayed;

(iv)	Any voluntary petition for bankruptcy by Telecom Argentina, special bankruptcy proceedings or out-of-court reorganization agreements;
(v)
Any event or condition which results in the revocation or loss of the licenses held by either Telecom Argentina and/or any of its restricted subsidiaries which would materially affect the entities´ business operations, their financial condition and results of operations and,

(vi)	Any failure on the part of Telecom to duly observe and perform any of the commitments and covenants in respect of the Notes, in excess of the terms permitted under the Trust Agreement.

Should any of the events of default above described occur, with respect to Telecom Argentina or, if applicable, any of its restricted subsidiaries, then Telecom Argentina shall be in default under the new Notes.

Provided any of the events of default occurs, the creditors are entitled, at their option, and subject to certain conditions, to demand the principal amount and accrued interest of the relevant debt instrument to be due and payable.

Upon a “major devaluation” event (a devaluation of the argentine peso of 25% or more in any period of six consecutive months after the issuance date as compared to January 1, 2004), Telecom Argentina may reschedule principal amortization payments on any or all series of notes under certain circumstances described in the Indenture. Telecom Argentina may exercise its right to reschedule principal payments with respect to any series of notes up to two times, but may not elect to reschedule two consecutive payments. Telecom Argentina’s right to reschedule any principal payment shall immediately terminate upon the making of any Distribution Payment by Telecom Argentina, among other circumstances, as described in the Indenture.

Measurement of the new Notes

The new debt was initially recorded at fair value. Fair value was determined by the present value of the future cash flows to be paid under the terms of the new debt instruments discounted at a rate commensurate with the risks of the debt instrument and time value of money at the moment of the debt restructuring (August 2005). Based on the opinion of an external financial expert, the estimated payments of the restructured debt have been discounted to its present value (at each measurement date) using the August 31, 2005 discount rate of (i) 10.5% for the dollar nominated notes; (ii) 9.2% for the euro nominated notes and (iii) 7.3% for the Japanese yen nominated notes (all tax-free rates for the noteholders, as applicable).

Description of the new Notes

The following table shows the main characteristics of the outstanding series of Notes as of September 30, 2007:

					Book value at September 30, 2007 (in million of $)					Fair value
Series	Class	Nominal value (in millions)	Outstanding debt	Maturity date	Principal	Accrued interest	Total nominal value	Gain on discounting of debt	Total	as of September 30, 2007
Listed
A-1	1	US$ 98	US$ 63	October 2014	198	5	203	(14)	189	191
A-1	2	Euro 493	Euro 318	October 2014	1,427	32	1,459	(91)	1,368	1,367
B-1	1	US$ 933	US$ 228	October 2011	719	33	752	-	752	758
					2,344	70	2,414	(105)	2,309	2,316
Unlisted
A-2	1	US$ 7	US$ 5	October 2014	15	1	16	(1)	15	15
A-2	2	Euro 41	Euro 26	October 2014	119	3	122	(7)	115	114
A-2	3	Yen 12,328	Yen 7,944	October 2014	218	2	220	(21)	199	206
A-2	4	$ 26	(**) $ 20	October 2014	20	-	20	-	20	20
B-2	1	US$ 66	US$ 16	October 2011	51	2	53	-	53	53
					423	8	431	(29)	402	(*) 408
					2,767	78	2,845	(134)	2,711	2,724
(*)  Corresponds to the estimates made by the Company considering the fair value of the Listed Notes.
(**) The outstanding debt includes the CER adjustment.

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt (continued)

•	Potential claims by non-participant creditors

On October 12, 2005, Telecom requested that the overseeing judge declare that, by the issuance of debt with new payment terms and the payment of cash consideration pursuant to the APE on August 31, 2005, Telecom has duly fulfilled the APE according to the terms of section 59 of the Bankruptcy Law. On December 14, 2005, the reviewing court ordered the APE execution, which order was not appealed.

Telecom Argentina believed that certain non-participating creditors might file actions in the United States against it to seek collection of their original investments. Accordingly, on September 13, 2005, Telecom Argentina filed a petition with the Courts of New York under Section 304 of the U.S. Bankruptcy Law seeking execution of the APE process in the United States.

On October 11, 2005, the opposing party in the action, the US Bank N.A. (First Trust of New York), did not object to the execution of the APE process in the United States. However, an alleged creditor, the Argo Fund, filed an action against Telecom’s petition. On February 24, 2006, a ruling was granted in favor of Telecom Argentina’s position. The final judgment (i) approved the execution of the APE process in the United States, (ii) ruled that the Trustee of the Indenture and the non-participating creditors were bound by the terms of the APE process and (iii) ruled that the restructured notes were extinguished by law and had to be settled. The Argo Fund appealed the judgment with the District Court. In November 2006, the appeal was denied and the judgment was confirmed. The Argo Fund re-appealed the judgment which is still pending resolution. Monies available to non-participating creditors’ were transferred to the respective clearing houses.

In case Telecom Argentina is granted an unfavorable ruling, it expects that any potential claim from unsecured non-participating creditors will be rejected under Articles 56 and 76 of the Argentine Ley de Concursos, which establishes that the APE is binding to all unsecured creditors outstanding as of the date of submission of the APE process for judicial approval.

•	Derivatives

As indicated in Note 4.s, having successfully completed its debt restructuring process, in August and September 2005, Telecom Argentina entered into two foreign exchange currency swap contracts to hedge its exposure to US dollar fluctuations related to the Euro and Japanese yen-denominated new Notes. These swap agreements establish, among other typical provisions for this type of transaction, the early termination provision without any payment obligation by either party, in the event that (i) the Company fails to pay certain of its obligations, (ii) certain of the Company’s obligations are accelerated, (iii) the Company repudiates or declares a moratorium with respect to certain of its obligations, (iv) the Company restructures certain of its obligations in a certain way, or (v) the Company becomes insolvent or bankrupt or is subject to in-court or out-of-court restructuring or a voluntary and/or involuntary bankruptcy proceeding. These hedge contracts do not include any collateral.

The nature and detail of the outstanding swap contracts at September 30, 2007 are as follows:

Characteristics of the agreement	Swap in euros	Swap in Yen
- Date of the contract	08.23.05	09.30.05
- Principal swap exchange rate	1.2214 US$/Euro	113.3 Yen/US$
- Outstanding principal to receive subject to contract	€ 338 million	¥ 7,800 million
- Outstanding principal to render subject to contract	US$ 413 million	US$ 69 million
- Interest rate to be received in Euro/Yen (*)	4.83% annual	1.93% annual
- Interest rate to be paid in US$	6.90% annual	6.02% annual
- Total principal and interest to be received	€ 359 million	¥ 7,998 million
- Total principal and interest to be paid	US$ 450 million	US$ 74 million

- Swap estimated market value as of 09.30.07 – (assets) liabilities	(US$ 61 million)	US$ 2 million

(*) Coincident to the new Notes rates nominated in that currency in such period.

8.3. Restructured debt of the subsidiaries

(a) Personal

1. New notes

On December 22, 2005, Personal used the proceeds of the issuance of new notes (as further described below) and bank loans together with available cash to fully settle the outstanding indebtedness which had been restructured back in November 2004. Personal’s objective was to improve its debt profile, by modifying its interest rates.

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt (continued)

The Shareholders Meeting of Personal authorized the Board of Directors to determine the terms and conditions of the issue, including but not limited to, amount, price, interest rate and denomination of the notes.

In June 2007, Personal cancelled the Series 2 first installment for an aggregate amount of $25 ($22 for principal amount and $3 for interest amount).

The following table shows the outstanding series of Notes as of September 30, 2007:

	Nominal	Term	Maturity	Annual	Book value as of September 30, 2007 (in million of $)				Fair value
Series	value (in millions)	in years	date	rate %	Principal	Accrued interest	Issue discount and underwriting fees	Total	as of September 30, 2007
2	$ 87	3	December 2008 (a)	(b) 20.00	65	-	-	65	(c) 65
3	US$ 240	5	December 2010	9.25	755	19	(4)	770	791
Total					820	19	(4)	835	856

(a)	The maturity dates of the three outstanding installments of this series are: December 2007, June 2008 and December 2008, respectively.
(b)	Floating Badlar plus 6.5%. Badlar for the period September 22, 2007 through December 21, 2007 is 13.7375%. The terms and conditions of the Notes require that total interest rate cannot be lower than 10% or higher than 20%.
(c)	As there were no operations in institutional markets during the last quarter, Personal estimates that the fair value does not differ from book value.

Personal may, at any time and from time to time, purchase notes at market price in the secondary market.

Rating

	Standard & Poors International Ratings LLC, Argentine branch		Fitch Ratings
	International scale	Local scale	International scale	Local scale
Date of issuance	B-	BBB-	B-	BBB-
September 30, 2007	B+	A+	B	A

2. Bank loans

In October 2005, Personal entered into a US$20 million loan agreement with a financial institution due February 2008. As of September 30, 2007, the book value of this loan amounts to $37 (in February 2007, Personal had made a principal prepayment of US$8 million).

On December 22, 2005, Personal entered into two Syndicated loans for an amount of US$ 69 million and $87, respectively. In June 2007, Personal cancelled, at the due date, the Peso Facility Tranche A and the Dollar Facility Tranche A for an aggregate amount of $59 ($57 for principal amount and $2 for interest amount) and $108 ($106 for principal amount and $2 for interest amount), respectively.

The following table shows the main characteristics of the syndicated loans as of September 30, 2007:

	Nominal value	Term in	Maturity	Annual	Book value at September 30, 2007 (in million of $)
Loans	(in millions)	months	date	rate %	Principal	Accrued interest	Total
Peso Facility
Tranche B	$ 30	24	December 2007	13.10	30	-	30
Dollar Facility
Tranche B	US$ 34.5	24	December 2007	(a) 7.46	109	-	109
				Total	139	-	(b) 139

(a) These loans were issued at a 3-months LIBOR plus 2.25% for Tranche B. LIBOR for the period September 22, 2007 through December 21, 2007 is 5.21%
(b) As there were no operations in institutional markets during the last quarter, Personal estimates that the fair value does not differ from book value.

3. Covenants

The terms and conditions of Personal’s new Notes require that Personal comply with various covenants, including:

-	in the case of a change of control, Personal shall make an offer to redeem all outstanding notes, as described in the Indenture;
-
in the case of Series 3, if at any time the Leverage Ratio (total outstanding indebtedness / consolidated EBITDA for the most recently completed period of four consecutive fiscal quarters) is in excess of 3.00 to 1.00 and Personal makes any payment of dividends, the rate of interest accruing on the notes shall increase by 0.5% per annum.

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt (continued)

The terms and conditions of Personal’s Syndicated loans require that Personal comply with various covenants, including:

a)	Maximum Leverage Ratio: the Leverage Ratio as of the end of the last four quarters shall not be greater than 1.75:1.00;
b)
Interest Coverage Ratio: the Interest Coverage Ratio (Consolidated quarterly EBITDA / accrued interest for quarterly - including amortization issue discount-) for any fiscal quarter shall not be lower than 3.00:1.00.

4. Negative covenants

The terms and conditions of Personal’s new Notes as well as the terms of the respective Syndicated loans require that Personal comply with various negative covenants, including limitations on:

a) Incurrence and/or assumption of, and/or permitting to exist in Personal or its subsidiaries (as defined in the relevant debt instruments), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

b) Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness unless on the date of the incurrence of such indebtedness, after giving effect to such incurrence and the receipt and application of the proceeds therefrom, the Leverage Ratio does not exceed 3.00 to 1.00;

c) Making any investments (other than permitted investments) either directly or indirectly through its subsidiaries in any person (individuals or entities);

d) Permitting any of its subsidiaries to, directly or indirectly, enter into, renew or extend any transaction or arrangement including the purchase, sale, lease or exchange of property or assets, or the rendering of any service, with any holder of 10% or more of the capital stock of Personal, except upon terms not less favorable to Personal or such subsidiary than those that could be obtained in a comparable arm’s-length transaction with a person that is not an affiliate of Personal;

e) The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents;
f) Sale and leaseback transactions;

g) Personal will not merge into or consolidate with any person or sell, assign, transfer or otherwise convey or dispose of all or substantially all of its assets, except for certain permitted conditions.

5. Events of default

The terms and conditions of Personal’s new Notes as well as the terms of the respective Syndicated loans of Personal provide for certain events of default as follows:

a)	Failure to pay principal or interest;
b)
Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of Personal or its subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million and shall continue after the grace period;

c)	Any final judgment against Personal or its subsidiaries providing for the payment of an aggregate amount exceeding US$ 20 million;
d)	Any voluntary petition for bankruptcy by Personal or its subsidiaries, special bankruptcy proceedings or out-of-court reorganization agreements and,
e)
Any event or condition which results in the revocation or loss of the licenses held by either Personal and/or any of its subsidiaries which would materially affect the entities´ business operations, their financial condition and results of operations.

Should any of the events of default above described occur, with respect to Personal or, if applicable, any of its subsidiaries, then Personal shall be in default under the new Notes and the new loan agreements, as applicable.

Provided any of the events of default occurs, the creditors are entitled, at their option, to declare the principal amount of the relevant debt instrument to be due and payable.

(b) Nucleo

During the first quarter of 2006, Nucleo entered into new loans with banks with operations in Paraguay for a total amount of US$ 9.5 million; these funds plus Nucleo’s own funds (US$ 7.5 million) were used to cancel the remaining financial debt of US$ 59 million, refinanced in November 2004.

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt (continued)

Related to the new debt, Nucleo cancelled US$ 1.5 million during July and August 2006, and U$S 3.2 million during fiscal year 2007. The terms and conditions of the new loans entered into between Nucleo and banks with operations in Paraguay include, among other standard provisions for this type of transaction, the following clauses:

✓	the reimbursement of the loan shall be made in semiannual payments, the later of which to be paid on February 27, 2009; the payment of accrued interests shall be made quarterly.
✓
the debt accrues interest at an annual nominal rate of 5.9% for its effective first year, and might be adjusted according to US LIBOR variations, in accordance with the conditions of each contract in particular.

Additionally, during the first half of 2007, Nucleo entered into new loans with banks with operations in Paraguay for a total amount of Guaranies 62,156 million (equivalent to $39), with maturity dates in a range between six and nine months and a payment of accrued interests that shall be made quarterly.

9 – Shareholders’ equity

(a) Common stock

At September 30, 2007, the Company had 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock (51% of the total capital stock), 440,910,912 shares of $1 par value Class B Common Stock (44.79% of the total capital stock) and 41,435,767 shares of $1 par value Class C Common Stock (4.21% of the total capital stock - see c below). Common stockholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

The Company’s shares are authorized by the CNV, the BCBA and the New York Stock Exchange (“NYSE”) for public trading. Only 404,078,504 of Class B shares are traded since Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares; and Class C shares are dedicated to the employee stock ownership program, as described below.

Class B shares began trading on the BCBA on March 30, 1992. On December 9, 1994, these shares began trading on the NYSE under the ticker symbol TEO upon approval of the Exchange Offer by the SEC. Pursuant to the Exchange Offer, holders of ADRs or ADS which were restricted under Rule 144-A and holders of GDR issued under Regulation S exchanged their securities for unrestricted ADS, each ADS representing 5 Class B shares. Class B also began trading on the Mexican Stock Exchange on July 15, 1997.

(b) Restrictions on distribution of profits

The Company is subject to certain restrictions on the distribution of profits. Under the Argentine Corporations Law, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP, plus/less previous years adjustments and, if any, considering the absorption of accumulated losses, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock). Accordingly, Telecom Argentina has absorbed the legal reserve in its entirety. Telecom Argentina will not be able to distribute dividends until the Company absorbs the total amount of accumulated losses and restores the legal reserve.

(c) Share ownership program

In 1992, a decree from the Argentine Government, which provided for the creation of the Company upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class C shares was to be included in the“Programa de Propiedad Participada or PPP” (an employee share ownership program sponsored by the Argentine Government). Pursuant to the PPP, the Class C shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by the Company and who elected to participate in the plan.

In 1999, a decree of the Argentine Government eliminated the restrictions on some of the Class C shares held by the Trust, although it excluded 45,932,738 Class C shares subject to an injunction against their use. On March 14, 2000, a shareholders’ meeting of the Company approved the conversion of up to unrestricted 52,505,360 Class C shares into Class B shares. In May 2000, the employees sold 50,663,377 shares through an international and national bid.

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 – Shareholders’ equity (continued)

In November 2003, the PPP lacked a legal representative. In March 2004, a judicial resolution nullified the intervention of the PPP and notified the Ministry of Labor and Social Security to call for a meeting in order to establish the Executive Committee of the PPP. The Meeting held on September 6, 2005, established this Executive Committee with the purpose of the release of the injunction against 40,093,990 shares held in the Trust, in order to effect the conversion to Class B shares.

The Annual General and Extraordinary Meetings, and the Special Class “C” Meeting (the “Meetings”), held on April 27, 2006, approved that the power for the conversion of up to 41,339,464 Class “C” ordinary shares into the same amount of Class “B” ordinary shares, be delegated to the Board of Directors. The conversion will take place in one or more times, based on: a) what is determined by Banco de la Ciudad de Buenos Aires (Fiduciary agent of PPP) as the case may be; and b) the amount of Class “C” shares eligible for conversion. As granted by the Meetings, the Board transferred the powers to convert the shares to some of the Board’s members and/or the Company’s executive officers. During fiscal year 2006, 4,496,471 Class “C” ordinary shares were converted into Class “B” ordinary shares.

Class “C” shares of the Fund of Guarantee and Repurchase which were affected by an injunction measure recorded in file "Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada" were not eligible for conversion. As of the date of these consolidated financial statements, the injunction was not released, although it is limited to the amount of 4,593,274 shares.

On September 7, 2007, new authorities were appointed for PPP’s Executive Committee. Said authorities submitted a note to the Company where they informed that the Executive Committee has undersigned the “Agreement for the Dissolution of the Fund of Guarantee and Repurchase of the PPP” with Comafi Bursátil S.A. Sociedad de Bolsa, Mandatos PPP S.A. and the firm Nicholson y Cano Attorneys-at law, to which effect said Executive Committee is calling the PPP’s participants to sign the individual powers-of attorney in favor of Mandatos PPP S.A.

Class “C” shares are still part of the Fund of Guarantee and Repurchase and are subject to the injunction described above.

10.           Income tax

As describe in Note 4.o, the Company accounts for income taxes in accordance with the guidelines of RT 17.

Income tax benefit (expense) for the nine-month periods ended September 30, 2007 and 2006 consists of the following:

	Nine-month periods ended September 30,
	2007	2006
Current tax expense (i)	$(74)	$(6)
Deferred tax expense	(207)	(28)
Valuation allowance	6	71
Current tax expense from discontinued operations	(63)	-
Income tax benefit (expense) (ii)	$(338)	$37

(i)	In 2007, $(67) corresponds to Personal and (7) corresponds to Nucleo.
In 2006, Corresponds to Nucleo.
(ii)	In 2007, $(103) corresponds to Telecom, $(160) corresponds to Personal and $(12) corresponds to Nucleo.
In 2006, $44 corresponds to Telecom, $(2) corresponds to Personal and $(5) corresponds to Nucleo.

The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and liabilities are presented below:

	As of September 30, 2007				As of December
	Telecom	Personal	Nucleo	Total	31, 2006

Tax loss carryforwards	$258	$1	-	$259	$720
Allowance for doubtful accounts	41	39	-	80	67
Provision for contingencies	88	29	-	117	113
Other deferred tax assets	68	27	-	95	96
Total deferred tax assets	455	96	-	551	996
Fixed assets	(81)	(41)	3	(119)	(167)
Inflation adjustments (i)	(521)	(44)	(2)	(567)	(702)
Estimated cash dividends receivable from foreign companies	-	(8)	-	(8)	-
Total deferred tax liabilities	(602)	(93)	1	(694)	(869)
Subtotal deferred tax assets (liabilities)	(147)	3	1	(143)	127
- Valuation allowance	(180)	-	-	(180)	(195)
Net deferred tax (liabilities) assets as of September 30, 2007	$(327)	$3	$1	$(323)
Net deferred tax (liabilities) assets as of December 31, 2006	$(161)	$94	$(1)		$(68)

(i)  Mainly relate to inflation adjustment on fixed assets, intangibles and other assets for financial reporting purposes.

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

10.           Income tax (continued)

Income tax benefit (expense) from continuing operations for the nine-month periods ended September 30, 2007 and 2006 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income (loss) as a result of the following:

	Argentina	International	Total
Pre-tax income on a separate return basis	1,016	58	1,074
Non taxable items	(306)	(3)	(309)
Subtotal	710	55	765
Statutory income tax rate	35%	10%
Income tax expense at statutory tax rate	(248)	(5)	(253)
Additional income tax from cash dividends paid by foreign companies	(21)	(7)	(28)
Change in valuation allowance (*)	6	-	6
Income tax expense as of September 30, 2007	(263)	(12)	(275)

Pre-tax income on a separate return basis	166	53	219
Non taxable items	(84)	(4)	(88)
Subtotal	82	49	131
Statutory income tax rate	35%	10%
Income tax benefit (expense) at statutory tax rate	(29)	(5)	(34)
Change in valuation allowance (*)	71	-	71
Income tax benefit (expense) as of September 30, 2006	42	(5)	37

(*) In 2007, corresponds $15 to Telecom and $(9) corresponds to Personal. In 2006, corresponds to Telecom.

As of September 30, 2007, the Company had accumulated operating tax loss carryforwards of $258. The following table details the operating tax loss carryforwards segregated by company:

Expiration year	Telecom Argentina	Personal	Total consolidated
2007	$224	-	$224
2009	34	-	34
2011	-	1	1
Total	$258	$1	$258

Decree No. 2,568/02 of the Argentine Government prescribed that foreign currency exchange losses arising from holding foreign-currency denominated assets and liabilities existing as of January 6, 2002, had to be determined using an exchange rate of $1.40 to US$1. The resulting net foreign currency exchange loss from this calculation procedure was considered deductible for income tax purposes at a rate of 20% per year commencing in fiscal year 2002. As of December 31, 2002, the exchange rate was $3.37 to US$1.

Therefore, pursuant to the terms of the Decree, the difference between $1.4 and $3.37 was deducted entirely for income tax purposes in fiscal year 2002. However, the Company and its tax advisors had interpreted the Decree to require the entire amount ($3.37 minus $1) to be deducted for income tax purposes at a rate of 20% per year commencing in fiscal year 2002 through fiscal year 2006.

The Company provides a valuation allowance for deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on a number of factors, including the Argentine Government’s interpretation of the Decree as described above, the current expiration period of tax loss carryforwards (5 years) and the fact that the Company anticipates insufficient future taxable income over the periods in which tax assets can be applied, management believes that there is sufficient uncertainty regarding the realization of a portion of its deferred tax assets that, as of September 30, 2007, a valuation allowance for an amount of $180 has been provided for Telecom Argentina’s related deferred tax assets.

11.           Commitments and contingencies

(a) Purchase commitments

The Company has entered into various purchase commitments amounting in the aggregate to approximately $545 as of September 30, 2007, primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements.

(b) Investment commitments

In August 2003, Telecom Argentina was notified by the SC of a proposal for the creation of a $70-million fund (the “Complejo Industrial de las Telecomunicaciones 2003” or “2003 Telecommunications Fund”) to be funded by the major telecommunication companies and aimed at developing the telecommunications sector in Argentina. Banco de Inversion y Comercio Exterior (“BICE”) was designated as Trustee of the Fund.

In November 2003, the Company contributed $1.5 at the inception of the Fund. In addition, management announced that it is the Company’s intention to promote agreements with local suppliers which would facilitate their access to financing.

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

11. Commitments and contingencies (continued)

(c) Contingencies

The Company is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of its business. In order to determine the proper level of reserves relating to these contingencies, the management of the Company, based on the opinion of its internal and external legal counsels, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual case. The determination of the required reserves may change in the future due to new developments or changes as a matter of law or legal interpretation. Consequently, as of September 30, 2007, the Company has established reserves in an aggregate amount of $335 to cover potential losses under these claims and certain amounts deposited in the Company’s bank accounts have been restricted as to their use due to some judicial proceedings. As of September 30, 2007, these restricted funds totaled $25. The Company has classified these balances to other receivables on the Company’s balance sheet.

In the last fiscal years, a series of changes in legal interpretations of precedents (among others, in tax matters) has affected the Company’s positions. By means of this, in December 2003, the AFIP (the Argentine Federal Tax Authority) assessed additional income taxes for the 1997 tax year on certain deductions for uncollectible credits.

In August 2005, Telecom Argentina appealed the claim. During 2006, Telecom Argentina paid $10.8 in principal and $8.3 in interest (that were recorded as a provision during fiscal year 2005). In case the position is sustained in Telecom Argentina’s favor, there will be a contingent receivable against the National Government amounting to $19.1 which estimates it would recover through government bonds. Under Argentine GAAP, as of the date of issuance of these consolidated financial statements, the above referenced payment does not meet the criteria to be recognized as a tax credit.

The AFIP has also assessed additional income tax claims for the 1998, 1999 and 2000 tax years. As of the date of these financial statements, Telecom Argentina appealed these sentences issued by the National Fiscal Court. Telecom Argentina together with its legal counsel believes it has meritorious legal defenses in case of any potential unfavorable judgment.

In addition, the Company is subject to other claims and legal actions that have arisen in the ordinary course of its business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Company's management, based upon the information available at this time and consultation with external and internal legal counsel, that the expected outcome of these other claims and legal actions, individually or in the aggregate, will not have a material effect on the Company’s financial position or results of operations. Accordingly, no reserves have been established for the outcome of these actions.

Below is a summary of the most significant other claims and legal actions for which reserves have not been established:

Labor proceedings

Based on a legal theory of successor company liability, Telecom Argentina has been named as a co-defendant with ENTel in several labor lawsuits brought by former employees of ENTel against the state-owned company. The Transfer Agreement provided that ENTel and the Argentine Government, and not the Company, are liable for all amounts owed in connection with claims brought by former ENTel employees, whether or not such claims were made prior to the Transfer Date, if the events giving rise to such claims occurred prior to the Transfer Date.

ENTel and the Argentine Government have agreed to indemnify and hold the Company harmless in respect of such claims. Under current Argentine legislation, the Argentine Government may settle any amounts payable to the Company for these claims through the issuance of treasury bonds. As of September 30, 2007, total claims in these labor lawsuits amounted to $11.

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

11. Commitments and contingencies (continued)

Tax matters

In December 2000, Telecom Argentina received notices from the AFIP of proposed adjustments to income taxes for the fiscal years 1993 through 1999 based on Telecom Argentina’s criteria for calculating depreciation of its fiber optic network. In May 2005, Telecom Argentina was notified of the National Fiscal Court’s unfavorable resolution which ratified the AFIP tax assessment relating to additional taxes and interest, although it excluded penalties. As of the date of issuance of these consolidated financial statements, Telecom Argentina paid $12.5 in principal and $24.8 in interest and has recorded a charge to income taxes of $12.5 and financial results, net (interest generated by liabilities) of $24.8 in the statement of income.

In the event judicial appeals are sustained in its favor, Telecom Argentina will have a contingent receivable against the National Government amounting to $37.3 which estimates it would recover through government bonds. Under Argentine GAAP, as of the date of issuance of these consolidated financial statements, the above referenced payment does not meet the criteria to be recognized as a tax credit.

Additionally, in December 2001, Telecom Argentina received notices from the AFIP of proposed adjustments to income taxes based on the amortization period utilized by Telecom Argentina to depreciate its optic fiber network in Telintar’s submarine cables. Telintar was dissolved and merged in equal parts into Telecom Argentina Internacional S.A. and Telefonica Larga Distancia de Argentina S.A., entities controlled by Telecom Argentina and Telefonica, respectively. Telecom Argentina Internacional S.A. was subsequently merged with and into Telecom Argentina in September 1999.

In July 2005, the National Fiscal Court resolved against Telecom Argentina ratifying the tax assessment relating to additional taxes, although it excluded interest and penalties. On the same grounds as described in the second paragraph above, during the third quarter of 2005, Telecom Argentina recorded a current tax liability amounting to $0.5 against income taxes in the statement of income.

As of the date of these financial statements, Telecom Argentina appealed these sentences issued by the National Fiscal Court. Telecom Argentina together with its legal counsel believes it has meritorious legal defenses to these unfavorable judgments.

In spite of the unfavorable judgments, Telecom Argentina believes that the ultimate outcome of these cases will not result in an incremental adverse impact on Telecom Argentina’s results of operations and financial condition.

In December 2006, the AFIP assessed additional income taxes and taxes on minimum presumed income for the 2000 and 2001 tax years claiming that Personal incorrectly deducted certain uncollectible receivables. Personal appealed this assessment with the National Tax Court. The AFIP’s claim is contrary to some jurisprudential precedents, especially to other sentences issued by the Circuit of the National Tax Court where this matter is being treated. Consequently, Personal and its legal counsel believe they have meritorious legal defenses in case of any potential unfavorable judgment.

Other claims

Consumer Trade Union Proceedings

In November 1995, Telecom Argentina, together with Telefonica de Argentina, Telintar and the Argentine Government were named as defendants in a lawsuit filed in Argentine federal courts by a consumer activist group. The complaints in this lawsuit contend that consumers have been injured because of the application of unjustified tariffs for the provision of fixed line services. Plaintiffs are seeking damages, an injunction against the reduction of tariffs, disgorgement of all monies that the defendants have earned through the charge of the alledged abusive tariffs and a cap of 16% on the Company´s annual rate of return on its fixed assets. The court has rejected some of the claims but agreed to a stay of the others pending the outcome of the appeal.

In October 2001, the court awarded the plaintiffs an injunction enjoining the indexing of tariffs by the U.S. C.P.I. as permitted by the Transfer Agreement pending a final resolution in the case. Telecom Argentina vigorously appealed this decision. Hearings on the case are currently in process. Telecom Argentina believes the claims have no merit. Telecom Argentina cannot predict the outcome of this case, or reasonably estimate a range of possible loss given the current status of the litigation.

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

11. Commitments and contingencies (continued)

Upon the extension of the exclusivity period for the provision of telecommunication services, the same consumer group filed a new lawsuit in Argentine federal courts against the service providers and the Argentine Government. Plaintiffs are seeking damages, an injunction against the revocation of licenses granted to telecommunication service providers and finalization of the exclusivity period. This case is at a preliminary stage, but Telecom Argentina does not believe it has merit and intends to contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of this case, or reasonably estimate a range of possible loss given the current status of the litigation.

Users and Consumer Trade Union Proceedings

In August 2003, another consumer group filed suit against Telecom Argentina in Argentine federal court alleging the unconstitutionality of certain resolutions issued by the SC. These resolutions had amended a prior resolution which prescribed the way service providers had to refund customers for additional charges included in monthly fixed-line service fees. The amendment was intended to establish another method of refunding customers due to practical reasons. Telecom Argentina complied with the amended resolution and provided refunds to customers. The case is at a preliminary stage, but Telecom Argentina does not believe it has merit and will contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of the case, or reasonably estimate a range of possible loss given the current status of the litigation.

Profit sharing bonds

Different legal actions were brought by former employees of the Company against the National Government and the Company requesting that Decree No. 395/92 – which expressly exempts the Company from issuing the profit sharing bonds provided in Law No. 23.696 – be stricken down as unconstitutional and, therefore, claiming compensation for the damages they had suffered because such bonds failed to have been issued.

Although most of such actions are still pending, in such actions in which judgment has already been rendered, the Trial Court Judges hearing the matter resolved to dismiss the actions brought – relying upon the criterion upheld by the relevant Prosecutors in each case – pointing that such rule was valid and constitutional.

In turn, and after the plaintiffs appealed such decisions, the different Courts of Appeal hearing the matters passed judgments following different and contradictory criteria. While a Division confirmed the decisions of the relevant ad quo, another Division struck the aforementioned Decree unconstitutional.

Whenever the decision failed to match their position, both parties – and in the case of defendant, both the National Government and Telecom and, in the latter’s case, notwithstanding any other potential actions – have filed extraordinary appeals whereby the matter will be finally resolved by the Argentine Supreme Court of Justice.

Management of the Company believes that none of the matters discussed above will have a material adverse effect on the Company’s results of operations, liquidity or financial condition.

12.           Sale of equity interest in Publicom – Discontinued operations

(i)	Description of the transaction

On March 29, 2007, Telecom’s Board of Directors approved the sale of its equity interest in Publicom (representing 99.99% of the capital stock and voting shares of the subsidiary) to Yell Publicidad S.A. (a company incorporated in Spain, member of the Yell Group- Grupo Yell) for US$ 60.8 million, basis price.

According to the undersigned stock sale, the stock transfer was executed on April 12, 2007 (“Closing Date”), and Telecom collected the total amount abovementioned.

The contract set a formula for price adjustment (the “Price Adjustment”) by means of which the basis price is subject to an adjustment which is to be determined within 45 days after Closing Date. Finally, the Price Adjustment resulted in a reduction of US$0.5 million, by means of which the final sell price was US$ 60.3 million.

Additionally, a series of declarations and guarantees, standard for this type of transactions, assumed by Telecom towards the buyer with respect to Publicom and to itself and others assumed by the buyer towards Telecom and towards itself are included in the contract. Reciprocal obligations and commitments are also set forth, between Telecom and the buyer.

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

12.           Sale of equity interest in Publicom – Discontinued operations (continued)

It has been ruled that Telecom shall indemnify and shall hold the buyer harmless from any and all damages that might result from:

(i) Any claim addressed to the buyer by third parties in which the owner’s equity, entitlement to inherent rights and /or unrestricted disposal of shares is successfully objected;
(ii) Damages and losses of equity derived from incorrectness or inaccuracy of the declarations and guarantees;
(iii) Damages and losses of equity derived from the non-fulfillment of the obligations and commitments undertaken by Telecom.

These indemnities granted by Telecom have time as well as economic limits. For objections on (ii) abovementioned, indemnity is granted for 3 years, except for fiscal matters; in the latter, the term expires 5 years after Closing Date. As regards economic limits, the maximum amount for objections on (ii) abovementioned shall not exceed 20% of the adjusted selling price in the first year, 17.5% in the second year and 15% in the subsequent years. Additionally, for those matters identified in the sales contract as contingencies and/or reserves related to objections, Telecom shall only indemnify when the payments that Publicom and/or the buyer shall make for these matters exceed the global amount of $9, and up to the abovementioned economic limits.

On Closing Date and after the stock transfer was actually performed, Publicom accepted a proposal from Telecom that principally refers to the publishing and distribution of the directories, with period ranges between 5 years and 20 years, which may be extended upon expiry date.

Telecom reserves the right to supervise certain matters associated with white pages publishing and distribution activities that allow Telecom to assure the fulfillment of its regulatory obligations during the term of the proposal. The terms and conditions of the proposal include usual provisions that allow Telecom to apply economic sanctions in the case of non-compliance, and in the case of serious non-compliance, allow Telecom to require an early termination. In the latter case, the Company could enter into an agreement with other providers.

The proposal sets prices for the publishing, printing and distribution of the 2007 directories, and provides clauses for the subsequent editions in order to ensure Telecom that said services will be contracted at market price.

Telecom shall continue to include in its own invoices the amounts to be paid by its customers to Publicom for the contracted services or those that may be contracted in the future, and subsequently collect the amounts for said services on behalf and to the order of Publicom, without absorbing any delinquency.

(ii)	Destination of the funds

According to the terms and conditions of the Notes issued by Telecom, the net proceeds for the sale of the equity interest in Publicom should be applied to the purchase of the Notes within 45 days after the transaction is completed. In May 2007, the Company cancelled an additional 42.2% of the scheduled principal amortization payable in April 2010 with the net cash proceeds from the sale of Publicom.

(iii)	Accounting treatment

Under Argentine GAAP, the transaction described in a) above, shall be accounted for as “Discontinued operation” in accordance with the guidelines of RT 9, that considers that an entity’s component is discontinued if: i) it has been sold at the date of issuance of the financial statements; ii) it constitutes a separate line of business and iii) it is identified either as operating purposes or financial reporting purposes.

By this means, the Company has consolidated Publicom as of September 30, 2007 and 2006 and as of December 31, 2006, identifying the assets, liabilities and results of operations in separate lines of the consolidated balance sheets and statements of income. As Publicom’s cash and cash equivalents have been included in the line “Current assets from discontinued operations, net”, consolidated statements of cash flows for the year ended December 31, 2006 and for the nine-month period ended September 30, 2006 do not include these cash flows. Further information is given in the tables below.

A summary of the assets, liabilities, results of operations and cash flows of Publicom, net of intercompany transactions, that were included in the separate lines “Assets from discontinued operations”, “Liabilities from discontinued operations” and “Loss from discontinued operations”, is as follows:

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

12.           Sale of equity interest in Publicom – Discontinued operations (continued)

•	Assets and liabilities from discontinued operations

As of December 31, 2006
Cash and banks	1
Accounts receivables, net	40
Other assets	3
Total current assets	44
Other receivables, net	6
Fixed assets	4
Total non-current assets	10
Total assets	54
Accounts payable	13
Salaries and social security payable	1
Taxes payable	8
Contingencies	2
Total current liabilities	24
Contingencies	7
Total non-current liabilities	7
Total liabilities	31
Shareholders’ equity	23
Total liabilities and shareholders’ equity	54

•	Results from discontinued operations

	Nine-month periods ended September 30,
Income from the operations	2007	2006
Net sales	3	20
Salaries and social security	(2)	(7)
Taxes	-	(1)
Maintenance, materials and supplies	-	(6)
Advertising	(1)	(3)
Others	(1)	(2)
Operating (loss) income before depreciation and amortization	(1)	1
Depreciation of fixed assets	-	-
Operating (loss) income	(1)	1
Financial results, net	1	1
Other expenses, net	-	(2)
Net loss before income tax	-	-
Income tax benefit	1	1
Net income from the operations	1	1

Income from assets disposal
Net income from the sale of the shares (including the Price Adjustment)	182	-
Equity value at March 31, 2007	(15)	-
Assignment of Publicom’s dividends receivable at March 31, 2007	(3)	-
Net income before income taxes	164	-
Income taxes	(63)	-
Net income from assets disposal	101	-

Income from discontinued operations	102	1

•	Cash flows from discontinued operations

	Nine-month periods ended September 30,
	2007	2006
Net income	1	1
Provision for lawsuits and contingencies	(1)	2
Income tax	(1)	(1)
Net decrease in assets	7	(1)
Net decrease in liabilities	(7)	(2)
Total cash flows used in operating activities	(1)	(1)
Decrease in cash and cash equivalents	(1)	(1)
Cash and cash equivalents at the beginning of year	1	2
Cash and cash equivalents at period end	-	1

13.           Segment information

Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Under this definition, the Company conducts its business through seven legal entities which represent seven operating segments. Under Argentine GAAP, these operating segments have been aggregated into reportable segments according to the nature of the products and services provided. The Company manages its segments to the net income (loss) level of reporting.

Telecom Argentina and its subsidiaries conform the following reportable segments:

Reportable segment	Consolidated company/ Operating segment
Voice, data and Internet	Telecom Argentina
Telecom Argentina USA
Micro Sistemas (i)
Wireless	Personal
Nucleo
(i)            Dormant entity at September 30, 2007.

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

13.           Segment information (continued)

As a consequence of the sale of the equity interest in Publicom, the former reportable segment “Directory publishing” has been included in a separate line, “Results from discontinued operations”, in the reportable segment “Voice, data and Internet”. Additional information is given in Note 12.

The accounting policies of the operating segments are the same as those described in Note 4. Intercompany sales have been eliminated.

For the nine-month periods ended September 30, 2007 and 2006, more than 95% of the Company’s revenues were from services provided within Argentina. More than 95% of the Company’s fixed assets are in Argentina. Segment financial information was as follows:

For the nine-month period ended September 30, 2007

❑	Income statement information

	Voice, data and Internet	Wireless			Total
Results from continuing operations	(a)	Personal	Nucleo	Subtotal
Services	2,420	3,398	292	3,690	6,110
Handsets	-	401	4	405	405
Net sales	2,420	3,799	296	4,095	6,515

Salaries and social security	(557)	(136)	(19)	(155)	(712)
Taxes	(143)	(317)	(7)	(324)	(467)
Maintenance, materials and supplies	(223)	(82)	(12)	(94)	(317)
Bad debt expense	(12)	(46)	(1)	(47)	(59)
Interconnection costs	(113)	-	-	-	(113)
Cost of international outbound calls	(101)	-	-	-	(101)
Lease of circuits	(40)	(14)	(12)	(26)	(66)
Fees for services	(97)	(107)	(6)	(113)	(210)
Advertising	(51)	(134)	(14)	(148)	(199)
Agent commissions and distribution of prepaid cards commissions	(19)	(449)	(40)	(489)	(508)
Other commissions	(33)	(51)	(3)	(54)	(87)
Roaming	-	(111)	(1)	(112)	(112)
Charges for TLRD	-	(396)	(36)	(432)	(432)
Cost of wireless handsets	-	(592)	(5)	(597)	(597)
Others	(131)	(132)	(20)	(152)	(283)
Operating income before depreciation and amortization	900	1,232	120	1,352	2,252
Depreciation of fixed assets and amortization of intangible assets	(626)	(373)	(52)	(425)	(1,051)
Operating income	274	859	68	927	1,201
Financial results, net	(172)	(151)	-	(151)	(323)
Other expenses, net	(60)	(15)	(1)	(16)	(76)
Net (loss) income before income tax and minority interest	42	693	67	760	802
Income tax, net	(103)	(160)	(12)	(172)	(275)
Minority interest	-	-	(15)	(15)	(15)
Net (loss) income from continuing operations	(61)	533	40	573	512
Income from discontinued operations (Note 12)	102	-	-	-	102
Net income	41	533	40	573	614
(a)	Includes net sales of $30, operating income before depreciation of $7, operating profit of $6 and net income of $6 corresponding to Telecom Argentina USA.

❑	Balance sheet information

Fixed assets, net	3,911	1,461	264	1,725	5,636
Intangible assets, net	154	608	2	610	764
Capital expenditures (without debt issue costs)	555	376	50	426	981
Depreciation of fixed assets	(616)	(362)	(41)	(403)	(1,019)
Amortization of intangible assets (without debt issue costs)	(10)	(11)	(11)	(22)	(32)
Net financial debt	(1,494)	(837)	(51)	(888)	(2,382)

❑	Cash flow information

Cash flows provided by operating activities	1,294	657	95	752	2,046
Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(409)	(403)	(72)	(475)	(884)
Decrease (increase) in investments not considered as cash and cash equivalents and other	171	(17)	-	(17)	154
Total cash flows used in investing activities	(238)	(420)	(72)	(492)	(730)
Cash flows from financing activities:
Debt proceeds	-	-	40	40	40
Payment of debt	(433)	(210)	(10)	(220)	(653)
Payment of interest and debt-related expenses	(98)	(65)	(2)	(67)	(165)
Dividends paid	-	-	(28)	(28)	(28)
Total cash flows used in financing activities	(531)	(275)	-	(275)	(806)
Increase (decrease) in cash and cash equivalents	525	(38)	23	(15)	510
Cash and cash equivalents at the beginning of the year	409	221	31	252	661
Cash and cash equivalents at period end	934	183	54	237	1,171

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

13.           Segment information (continued)

For the nine-month period ended September 30, 2006

❑	Income statement information

	Voice, data and Internet	Wireless			Total
Results from continuing operations	(a)	Personal	Nucleo	Subtotal
Services	2,249	2,379	240	2,619	4,868
Handsets	-	369	5	374	374
Net sales	2,249	2,748	245	2,993	5,242

Salaries and social security	(488)	(102)	(14)	(116)	(604)
Taxes	(128)	(245)	(6)	(251)	(379)
Maintenance, materials and supplies	(178)	(49)	(10)	(59)	(237)
Bad debt expense	(12)	(38)	(1)	(39)	(51)
Interconnection costs	(119)	-	-	-	(119)
Cost of international outbound calls	(77)	-	-	-	(77)
Lease of circuits	(22)	(8)	(10)	(18)	(40)
Fees for services	(76)	(95)	(7)	(102)	(178)
Advertising	(35)	(96)	(13)	(109)	(144)
Agent commissions and distribution of prepaid cards commissions	(16)	(315)	(34)	(349)	(365)
Other commissions	(31)	(50)	(3)	(53)	(84)
Roaming	-	(71)	(2)	(73)	(73)
Charges for TLRD	-	(282)	(24)	(306)	(306)
Cost of wireless handsets	-	(647)	(8)	(655)	(655)
Others	(102)	(88)	(10)	(98)	(200)
Operating income before depreciation and amortization	965	662	103	765	1,730
Depreciation of fixed assets and amortization of intangible assets	(717)	(287)	(51)	(338)	(1,055)
Operating income	248	375	52	427	675
Gain on equity investees	-	-	6	6	6
Financial results, net	(317)	(105)	9	(96)	(413)
Other expenses, net	(80)	(46)	(1)	(47)	(127)
Net (loss) income before income tax and minority interest	(149)	224	66	290	141
Income tax, net	44	(2)	(5)	(7)	37
Minority interest	-	-	(15)	(15)	(15)
Net (loss) income from continuing operations	(105)	222	46	268	163
Loss from discontinued operations (Note 12)	1	-	-	-	1
Net (loss) income	(104)	222	46	268	164
(a)	Includes net sales of $22, operating income before depreciation of $11, operating profit of $10 and net income of $11 corresponding to Telecom Argentina USA.

❑	Balance sheet information

Fixed assets, net	4,088	1,338	208	1,546	5,634
Intangible assets, net	121	627	17	644	765
Capital expenditures (without debt issue costs)	365	352	38	390	755
Depreciation of fixed assets	(709)	(273)	(36)	(309)	(1,018)
Amortization of intangible assets (without debt issue costs)	(8)	(14)	(15)	(29)	(37)
Net financial debt	(2,528)	(1,047)	(5)	(1,052)	(3,580)

❑	Cash flow information

Cash flows provided by operating activities	1,220	527	95	622	1,842
Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(301)	(297)	(46)	(343)	(644)
Decrease in investments not considered as cash and cash equivalents	56	-	-	-	56
Total cash flows used in investing activities	(245)	(297)	(46)	(343)	(588)
Cash flows from financing activities:
Debt proceeds	-	-	34	34	34
Payment of debt	(663)	(30)	(52)	(82)	(745)
Payment of interest and debt-related expenses	(174)	(77)	(2)	(79)	(253)
Payment of capital reimbursement of Nucleo	-	-	(4)	(4)	(4)
Total cash flows used in financing activities	(837)	(107)	(24)	(131)	(968)
Increase in cash and cash equivalents	138	123	25	148	286
Cash and cash equivalents at the beginning of the year	443	154	3	157	600
Cash and cash equivalents at period end	581	277	28	305	886

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

14.           Unconsolidated information

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as information supplementary to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes. The tables below present unconsolidated financial statement information, as follows:

Balance sheets:
	As of September	As of December
	30, 2007	31, 2006
ASSETS
Current Assets
Cash and banks	$12	$12
Investments	1,021	472
Accounts receivable, net	422	379
Other receivables, net	92	41
Other assets, net	19	15
Total current assets	1,566	919
Non-Current Assets
Other receivables, net	380	284
Investments (i)	1,087	847
Fixed assets, net	3,904	4,044
Intangible assets, net	154	147
Other assets, net	5	10
Non-current assets from discontinued operations	-	25
Total non-current assets	5,530	5,357
TOTAL ASSETS	$7,096	$6,276
LIABILITIES
Current Liabilities
Accounts payable	$698	$543
Debt	753	1,015
Salaries and social security payable	132	109
Taxes payable	61	48
Other liabilities	26	33
Contingencies	70	78
Total current liabilities	1,740	1,826
Non-Current Liabilities
Debt	1,966	1,879
Salaries and social security payable	38	32
Taxes payable	327	161
Other liabilities	95	85
Contingencies	182	164
Total non-current liabilities	2,608	2,321
TOTAL LIABILITIES	$4,348	$4,147
SHAREHOLDERS’ EQUITY	$2,748	$2,129
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$7,096	$6,276
(i) Includes $1,086 and $846 as of September 30, 2007 and as of December 31, 2006, respectively, corresponding to Telecom Argentina’s equity interests in its consolidated subsidiaries. As of September 30, 2007, includes $1,083 and $3, corresponding to Personal and Telecom Argentina USA, respectively. As of December 31, 2006, includes $844 and $2, corresponding to Personal and Telecom Argentina USA, respectively.

Statements of income:
	Nine-month periods ended September 30,
Results from continuing operations	2007	2006
Net sales	$2,756	$2,495
Cost of services	(1,497)	(1,439)
Gross profit	1,259	1,056
General and administrative expenses	(144)	(122)
Selling expenses	(506)	(449)
Operating income	609	485
Equity gain from long-term investments (i)	235	23
Financial results, net	(170)	(318)
Other expenses, net	(57)	(68)
Net income before income tax	617	122
Income tax (expense) benefit, net	(103)	44
Net income from continuing operations	514	166
Gain (loss) from discontinued operations	100	(2)
Net income	$614	$164

(i) The equity gain from long-term investments includes:
	Nine-month periods ended September 30,
	2007	2006
Personal	$234	$22
Telecom Argentina USA	1	1
	$235	$23

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

14.           Unconsolidated information (continued)

Condensed statements of cash flows:
	Nine-month periods ended September 30,
	2007	2006
Cash flows provided by operating activities	$1,291	$1,219
Cash flows from investing activities
Acquisition of fixed and intangible assets	(405)	(300)
Decrease in investments not considered as cash and cash equivalents and other concepts	171	56
Total cash flows used in investing activities	(234)	(244)
Cash flows from financing activities
Payment of debt	(433)	(663)
Payment of interest and debt-related expenses	(98)	(174)
Total cash flows used in investing activities	(531)	(837)
Increase in cash and cash equivalents	526	138
Cash and cash equivalents at the beginning of year	484	518
Cash and cash equivalents at period-end	$1,010	$656

15.           Valuation differences between Argentine GAAP and US GAAP

The Company’s consolidated financial statements are prepared in accordance with Argentine GAAP, which differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the SEC. Under the reporting requirements of the SEC and under Argentine GAAP, the Company is not required to prepare US GAAP reconciliation on a quarterly basis. However, the Company has elected to present cumulative US GAAP information as it is considered useful for prospective investors. These consolidated financial statements include solely a reconciliation of shareholders' equity and net income to US GAAP. This reconciliation does not include disclosure of all information that would be required under US GAAP and SEC rules and regulations.

Differences in measurement methods

Inflation accounting

As indicated in Note 3.c., in March 2003, the Argentine Government issued a decree prohibiting companies from restating financial statements for the effects of inflation and instructing the CNV to issue applicable regulations to ensure that no price-level restated financial statements are accepted. In April 2003, the CNV issued a resolution discontinuing inflation accounting as of March 1, 2003. As a result, the Company’s consolidated financial statements include the effects of inflation until February 28, 2003. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represents a departure from Argentine GAAP.

Under US GAAP, financial statements are prepared on a historical cost basis. However, the following reconciliation does not include the reversal of the adjustments to the consolidated financial statements for the effects of inflation, because, as permitted by the SEC, it represents a comprehensive measure of the effects of price-level changes in the Argentine economy, and as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Argentine GAAP and US GAAP.

The principal differences, other than inflation accounting, between Argentine GAAP and US GAAP are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

	Nine-month periods ended September 30,
	2007	2006

Reconciliation of net income:
Total net income under Argentine GAAP	$614	$164
US GAAP adjustments:
Foreign currency translation (a)	2	(16)
Depreciation of capitalized foreign currency exchange differences (b.2)	82	78
Debt Restructurings (c)	129	280
Extinguishment of Nucleo’s restructured debt (d)	-	7
Other adjustments (e)	20	(1)
Tax effects on US GAAP adjustments (f)	(81)	(128)
Minority interest (g)	(1)	3
Net income under US GAAP	$765	$387

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15.           Valuation differences between Argentine GAAP and US GAAP (continued)

	As of September 30, 2007	As of December 31, 2006
Reconciliation of shareholders’ equity:
Total shareholders’ equity under Argentine GAAP	$2,748	$2,129
US GAAP adjustments:
Foreign currency translation (a)	(49)	(49)
Capitalization of foreign currency exchange differences (b.1)	(784)	(784)
Accumulated depreciation of capitalized foreign currency exchange differences (b.2)	656	574
Debt Restructurings (c)	(746)	(875)
Other adjustments (e)	14	(6)
Tax effects on US GAAP adjustments (f)	301	382
Minority interest (g)	16	16
Shareholders’ equity under US GAAP	$2,156	$1,387

	Nine-month periods ended September 30,
	2007	2006
Description of changes in shareholders’ equity under US GAAP:
Shareholders’ equity as of the beginning of the year	$1,387	$819
Other comprehensive income (loss)	4	(3)
Net income under US GAAP	765	387
Shareholders’ equity as of the end of the period	$2,156	$1,203

a) Foreign currency translation

As indicated in Note 4.a., under Argentine GAAP, the financial statements of the Company’s foreign subsidiaries are translated using period-end exchange rates for assets, liabilities and results of operations. Translation adjustments are accumulated and reported as a separate component of shareholders’ equity.

Under US GAAP, the financial statements of the Company’s foreign subsidiaries are translated into Argentine pesos following the guidelines established in Statement of Financial Accounting Standards (“SFAS”) No.52, "Foreign Currency Translation" (“SFAS No.52”). Under SFAS No.52, in the case of foreign subsidiaries whose local currency is not the functional currency, the monetary/non-monetary method of translation has been used to remeasure assets and liabilities to the functional currency prior to translation. This method involves the translation of monetary assets and liabilities at the exchange rate in effect at the end of each year, and the non-monetary assets and liabilities and equity at historical exchange rates (i.e., the exchange rates in effect when the transactions occur). Average exchange rates have been applied for the translation of the accounts that make up the results of the periods, except for those charges related to non-monetary assets and liabilities, which have been translated using historical exchange rates. Translation adjustments are included in the statement of income. Once the assets and liabilities have been remeasured to the functional currency, the period-end current rate has been used to translate them to the reporting currency, the Argentine Peso for the Company. In this case, translation adjustments are recorded as a separate component of shareholders' equity.

b) Capitalization of foreign currency exchange differences

b.1) Under Argentine GAAP, foreign currency exchange differences (gains or losses) generated on or after January 6, 2002 through July 28, 2003, in connection with foreign-currency denominated debts as of such dates were allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements were met. Under US GAAP, foreign currency exchange differences cannot be capitalized, and were expensed as incurred. Therefore, such capitalization and its reversal were reversed.

b.2) This adjustment represents the effect on depreciation for the nine-month periods ended September 30, 2007 and 2006, and the accumulated depreciation at period/year-end, of the adjustment described in b.1) above.

c) Debt Restructurings

As discussed in Note 8.2., Telecom Argentina completed the restructuring of its outstanding indebtedness in August 2005. In November 2004 Personal and Personal’s subsidiary, Nucleo, completed the restructuring of their respective outstanding indebtedness. The restructurings of Telecom Argentina, Personal and Nucleo’s (referred hereinafter to as the “entities”) outstanding indebtedness are collectively referred hereinafter to as the “Debt Restructurings”. The Debt Restructurings involved (i) the full settlement of certain outstanding loans of the entities and (ii) the combination of a partial debt settlement and a refinancing of the remaining outstanding loans of the entities with modified terms. In connection with (ii), the entities issued new debt instruments.

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15.           Valuation differences between Argentine GAAP and US GAAP (continued)

As a result of the extinguishment of Personal’s and Nucleo’s restructured debts in the fourth quarter of 2005 and in the first quarter of 2006, respectively, the only valuation difference arising from debt restructurings as of September 30, 2007 is that related to Telecom Argentina. For the new debts of Personal and Nucleo after the restructuring, there are no difference in measurement basis between Argentine GAAP and US GAAP.

Under Argentine GAAP, the Company recorded, in the year 2005, a net pre-tax gain on Telecom Argentina’s debt restructuring of $1,424 (a gain on discount on principal and interest of $1,151 and a gain on discounting of debt of $352, net of related expenses of $79).

Under Argentine GAAP, the new debt instruments issued by the entities were recorded at estimated net present value at each restructuring date. The new debt instruments are subsequently accreted to their respective face value using the interest method. Loss on accretion is recorded in the statement of income. For the nine-month periods ended September 30, 2007 and 2006, the Company recorded a $12 and $79 loss on accretion, respectively.

Under US GAAP, the entities performed an analysis under both SFAS No.15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings” and the Emerging Issues Task Force Issue No.02-04 (“EITF No.02-04”), “Debtors Accounting for a Modification or an Exchange of Debt Instruments in accordance with SFAS 15”, to assess whether the Debt Restructurings represented troubled debt restructurings. Following the EITF No.02-04 guidance, the entities concluded that the Debt Restructurings were in fact troubled debt restructurings since (i) the entities were in financial difficulties and (ii) creditors had granted them a concession. The concessions resulted primarily from the partial discount on principal and accrued interest, extension of maturity and full forgiveness of penalty interest. Accordingly, under US GAAP, the Debt Restructurings were accounted for as (i) a full settlement of certain outstanding loans with cash and (ii) a combination of a partial debt settlement and a continuation of debt with modified terms.

For those outstanding loans which were fully settled, there was no difference in measurement basis between Argentine GAAP and US GAAP. Under both Argentine GAAP and US GAAP a gain of $19 on debt restructuring related to Telecom Argentina restructured debt, was measured by the excess of the carrying amount of the payables over the cash surrendered.

For those outstanding loans which were restructured by a partial cash settlement and the issuance of new debt instruments with modified terms, SFAS No.15 required an assessment of the total future cash payments specified by the new terms of the debt, including principal, and interest (and contingent payment, if applicable) on a payable-by-payable basis. Under SFAS No.15, no gain on restructuring is recognized unless the remaining carrying amount of the debt exceeds the total future cash payments specified by the new terms.

Accordingly, for those restructured loans where their carrying value did not exceed the total future mandatory cash payments specified by the terms of the new instruments, no gain was recognized under US GAAP as of the date of the Debt Restructurings. The carrying values of the loans are being reduced as payments are made. Interest expense is computed as the discount rate that equated the present value of the future cash payments specified by the new debt with the carrying amount of the original loans.

On the other hand, for those restructured loans where their total future mandatory cash payments specified by the new terms were less than the respective carrying amounts, then the carrying amounts were reduced to an amount equal to the total future mandatory cash payments specified by the new terms, and a gain was recognized under US GAAP equal to the amount of the reduction. In the case of Telecom Argentina debt restructuring, such gain under US GAAP amounted to $91. Thereafter, all cash payments under the new terms are accounted for as reductions of the carrying amount of the payables and no interest expense is recognized.

When any principal prepayments are made, the Company estimates the total new future mandatory cash payments and consequently records a gain under US GAAP as a result of the reduction of the estimated future cash payments at the time of prepayment.

In summary, the US GAAP reconciling item of net income reflects the (a) reversal of the loss on accretion recognized under Argentine GAAP, (b) reversal of interest expense of new debt instruments computed under Argentine GAAP, (c) gain arising from principal prepayments and (d) computation of interest expense under US GAAP as described above.

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15.           Valuation differences between Argentine GAAP and US GAAP (continued)

The US GAAP reconciling item for the Debt Restructurings is comprised as follows:

Included in the reconciliation of net income:

	Nine-month periods ended September 30,
	2007	2006

Reversal of loss on accretion recognized under Argentine GAAP (a)	$12	$79
Reversal of interest expense computed under Argentine GAAP (b)	134	177
Gain on principal prepayments under US GAAP (c)	75	121
Computation of interest expense under US GAAP (d)	(92)	(97)
Total US GAAP reconciling item for Debt Restructurings	$129	$280

Included in the reconciliation of shareholders´ equity:

Telecom Argentina’s Debt	September 30, 2007	December 31, 2006

Total debt under Argentine GAAP (a)	$2,719	$2,894
Reversal of gain on discount on principal and interest under Argentine GAAP	1,151	1,151
Gain on the fully settled debt under US GAAP at restructuring date	(19)	(19)
Gain for restructured debts that their future cash payments are less then their carrying amount under US GAAP	(91)	(91)
Discounting of debt amount at period/year-end	134	146
Gain on principal prepayments under US GAAP	(254)	(179)
Difference between Argentine GAAP and US GAAP on the computed interest	(175)	(133)
Total debt under US GAAP (b)	$3,465	$3,769
Total US GAAP reconciling item for Debt Restructurings (b) – (a)	$746	$875

d) Extinguishment of Nucleo’s restructured debt

As discussed in Note 8.3.b., in the first quarter of 2006, Nucleo issued new debt which, together with available cash, was used to settle the outstanding bank loans which had been restructured in November 2004.

As Nucleo’s restructured debt was fully settled, under both Argentine GAAP and US GAAP, the Company derecognized such debt and recorded, under US GAAP, a result on extinguishment of liabilities which was measured by the difference between the carrying amount of the debt and the cash surrendered.

As discussed in c) above, Nucleo’s restructured debt had been accounted for under SFAS No.15 and EITF No.02-04 under US GAAP. Accordingly, under US GAAP, the carrying amount of Nucleo’s restructured debt as of the date of extinguishment differed from such amount under Argentine GAAP. This difference between the US GAAP carrying amount basis of Nucleo’s restructured debt and the Argentine GAAP basis gave rise to a different gain on debt extinguishment. The reconciling item of net income for the nine-month period ended September 30, 2006 represents such different gain on Nucleo’s debt extinguishment.

e) Other adjustments

The US GAAP reconciling items included under “other adjustments” were as follows for all periods presented:

Included in the reconciliation of net income:

	Nine-month periods
	ended September 30,
	2007	2006

Inventories	$20	$-
Fixed assets held for sale	(1)	-
Present-value accounting	1	(6)
Accounting for investments in debt securities	-	7
Costs related to certain amendment of restructured debt terms	-	(2)
Total other adjustments (e)	$20	$(1)

Included in the reconciliation of shareholders´ equity:

	As of	As of
	September 30,	December 31,
	2007	2006

Inventories	$20	$-
Fixed assets held for sale	(2)	(1)
Present-value accounting	(2)	(3)
Costs related to certain amendment of restructured debt terms	(2)	(2)
Total other adjustments (e)	$14	$(6)

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15.           Valuation differences between Argentine GAAP and US GAAP (continued)

-  Inventories

As indicated in Note 4.i, under Argentine GAAP, inventories are stated at replacement cost. Under US GAAP, inventories are stated at the lower of cost or market.

-  Fixed assets held for sale

Under Argentine GAAP, the Company classified certain fixed assets as held for sale which are stated at cost, less accumulated depreciation at the time of transfer to the held-for-sale category and ceased depreciating them, as from September 30, 2005. However, under US GAAP, a long-lived asset to be sold is classified as held for sale only if all of the conditions in paragraph 30 of SFAS No.144 are met. As some of these conditions are not met under US GAAP, these assets have to be classified as held and used and depreciated. The US GAAP adjustment for the nine-month periods ended September 30, 2007 and 2006 represents the depreciation of such assets.

-  Present-value accounting

As indicated in Notes 4.f. and 4.g., under Argentine GAAP, certain monetary assets and liabilities are measured based on the calculation of their discounted value. Under US GAAP, discounting of these assets and liabilities is precluded.

-  Accounting for investments in debt securities

Under Argentine GAAP, certain investments in debt securities were recorded at fair value with unrealized gain of $7, recognized in the statement of income for the year ended December 31, 2005. Under US GAAP, these investments were classified as available-for-sale and unrealized gain was excluded from earnings and reported as a separate component of shareholders equity until sale or disposal.

In the first quarter of 2006, the Company sold these investments. Therefore, for the nine-month period ended September 30, 2006, the Company recognized the gain in the statement of income for US GAAP purposes.

-  Costs related to certain amendments of restructured debt terms

As discussed in Note 8.2., in the first quarter of 2006, Telecom Argentina agreed with certain financial creditors to amend its restructured debt terms to modify certain covenants.

Under Argentine GAAP, costs related to such amendment are deferred and amortized under the interest method over the remaining life of the related debt.

However, under US GAAP, the Company followed the guidance in EITF 96-19 “Debtor’s Accounting for a Modification or Exchange of Debt Instruments” which provides more specific rules to address how to account for costs related to the modification of debt terms. Under EITF 96-19, while the fees to be paid by the debtor to the creditor as part of the modification are to be amortized as an adjustment of interest expense over the remaining term of the modified debt instrument, the costs to be paid to third parties directly related to the modification (such as legal fees) are expensed as incurred. Therefore, the costs incurred during the first quarter of 2006 with third parties have to be recognized as expenses.

f) Tax effects on US GAAP adjustments

The adjustment represents the effect on deferred income taxes of the foregoing reconciling items, as appropriate.

g) Minority interest

The adjustment represents the effect on minority interest of the foregoing reconciling items, as appropriate.

h) Accounting for stock transferred by the Argentine government to employees

Under Argentine GAAP, there are no specific rules governing the accounting to be followed by employers when a principal shareholder transfers shares to a company’s employees.

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15.           Valuation differences between Argentine GAAP and US GAAP (continued)

Under US GAAP, the Company has elected to follow Accounting Principles Board Opinion No. 25 ("APB No.25"), "Accounting for Stock Issued to Employees," and related interpretations, as permitted by SFAS No.123. In accordance with AIN-APB No.25 "Accounting for Stock Issued to Employees - Accounting Interpretations of APB Opinion No.25", the economic substance of a plan established by the principal stockholders is substantially the same for the company and the employee, whether the plan is adopted by the company or a principal stockholder. Consequently, the company should account for this type of plan when one is established or financed by a principal stockholder unless (1) the relationship between the stockholder and the company's employee is one which would normally result in generosity, (2) the stockholder has an obligation to the employee which is completely unrelated to the latter's employment, or (3) the company clearly does not benefit from the transaction. The rationale established in this Interpretation has been applied to other situations in which a principal stockholder undertakes transactions for the benefit of the company. Staff Accounting Bulletin (“SAB”) No.79 (SAB Topic 5T) requires any transaction undertaken by a company's principal stockholder for the benefit of the company to be accounted for according to its substance and not its form. Under APB No.25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the company's stock and the exercise price. SFAS No. 123 defines a "fair value" based method of accounting for an employee stock option or similar equity investment.

The Argentine government agreed to establish a Share Ownership Plan, principally for the benefit of the former employees of ENTel transferred to the Company. Under the terms of the plan, employees eligible to participate acquired the shares of the Company previously held by the Government for an amount significantly less than the then market value of the shares as of the Transfer Date. This discount arises because the eligible employees were only required to pay cash for the shares in an amount equivalent to the cash portion of the proceeds received by the Argentine Government from Nortel. The purchase price formula was originally established during the privatization.

Had the Company been required by SEC regulations to include a reconciliation between Argentine GAAP and US GAAP for the fiscal year 1991, it would have included as a reconciling item a charge amounting to $465 in the statement of income. However, this charge represented a reclassification between equity accounts, and consequently, it had no impact on shareholders’ equity determined under US GAAP. The charge was calculated based upon the difference between the estimated total price per share paid by Nortel as of the Transfer Date and the purchase price to be paid by eligible employees.

i) Other Derivatives

As discussed in Notes 8.2. and 8.3., the Company entered into several financing arrangements as part of the Debt Restructurings and the issuance of Personal’s new debt. These financial instruments contain derivative instruments that are "embedded" in the financial instruments, i.e. interest collar and optional redemption and/or mandatory prepayment features. The Company assessed whether the economic characteristics of these embedded derivatives are clearly and closely related to the economic characteristics of the remaining component of the financial instruments (i.e., the host contract), according to SFAS No.133 and the related implementation guidance. Since it was determined that the embedded derivative possesses economic characteristics that are clearly and closely related to the economic characteristics of the host contract, the embedded derivative were not separated from the host contract.

j) Impairment of long-lived assets, except for indefinite-life PCS license

As indicated in Note 4.m., under Argentine GAAP, the carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, discounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Under US GAAP, as a first step, the carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, undiscounted and without interest cost, from such an asset, is less than its carrying value. In such case, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset.

Based on both Argentine GAAP and US GAAP assessments, there was no impairment identified for long-lived assets.

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15.           Valuation differences between Argentine GAAP and US GAAP (continued)

k) Accounting for Uncertainty in Income Taxes (FIN No.48)

FIN No.48 “Accounting for Uncertainty in Income Taxes”, an interpretation of FASB Statement No.109 “Accounting for income taxes” (SFAS 109) is effective for fiscal years beginning after December 15, 2006. FIN No.48 applies to all tax positions accounted for in accordance with SFAS No.109. The term tax position refers to a position in a previously filed tax return or a position expected to be taken in a future tax return that is reflected in measuring current or deferred income tax assets and liabilities for interim or annual periods.

FIN No.48 addresses a two-step process: a) determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position; and b) a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements.

Additionally, FIN No.48 establishes new disclosure requirements for the annual financial statement. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met.

The adoption of FIN No.48 since the fiscal year 2007 for Telecom Group did not have any impact on the Company’s results and Shareholders’ equity.

l) Recently issued accounting pronouncements

In September 2006, the FASB issued SFAS No.157, "Fair Value Measurements" ("SFAS No.157"). The changes to current practice resulting from the application of SFAS No.157 relate to the definition of fair value, the methods used to estimate fair value, and the requirement for expanded disclosures about estimates of fair value. The definition of fair value retains the exchange price notion in earlier definitions of fair value. SFAS 157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability. SFAS No.157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently analyzing the impact that the adoption of SFAS No.157 will have on the Company’s financial position and results of operations.

In September 2006, the Emerging Issues Task Force issued the EITF No.06-01 “Accounting for consideration given by a service provider to manufacturers or resellers of equipment necessary for an end-customer to receive service from the service provider”. The issue is whether the provisions of EITF No.01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)" should be applied to payments made by a service provider to manufacturers and/or retailers/resellers of specialized equipment that is necessary for a customer to receive a service from the service provider and in that event, it should be characterized as a reduction of revenue or as an expense depending on the nature of the consideration. The EITF No.06-01 is effective for financial statements issued for fiscal years beginning after June 15, 2007. The adoption of EITF No.06-01 is not expected to have any significant impact on the Company’s current financial condition or results of operations.

In February 2007, the FASB issued SFAS No.159, "The fair value option for financial assets and financial liabilities – Including an amendment of FASB Statement No. 115” (“SFAS No.159”). This Statement permits entities to choose to measure many financial instruments and certain other items (eligible items) at fair value, at specified election dates. A business entity shall report unrealized gain and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option: a) may be applied instrument by instrument; b) is irrevocable and c) is applied only to entire instruments and not to portions of instruments. SFAS No.159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently analyzing the impact that the adoption of SFAS No.159 will have on the Company’s financial position and results of operations.

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16.	Other financial statement information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a.	Fixed assets, net
b.	Intangible assets, net
c.	Securities and equity investments
d.	Current investments
e.	Allowances and provisions
f.	Cost of services
g.	Foreign currency assets and liabilities
h.	Expenses
i.	Aging of assets and liabilities

(a) Fixed assets, net

	Original value

Principal account	As of the beginning of year	Additions	Foreign currency translation adjustments	Transfers	Decreases	As of the end of the period
Land	109	-	-	-	-	109
Building	1,450	-	-	7	-	1,457
Tower and pole	352	-	1	15	(1)	367
Transmission equipment.	4,018	11	7	125	(1)	4,160
Wireless network access	1,551	-	2	69	(6)	1,616
Switching equipment	4,136	5	2	97	(1)	4,239
Power equipment	562	1	2	16	(1)	580
External wiring	6,065	-	-	-	(2)	6,063
Telephony equipment and instruments	831	3	5	4	-	843
Equipment lent to customers at no cost	71	20	3	-	-	94
Vehicles	121	12	-	-	(8)	125
Furniture	74	-	1	-	-	75
Installations	316	-	1	5	-	322
Improvements in third parties buildings	84	-	-	1	-	85
Computer equipment	3,008	7	6	226	(2)	3,245
Work in progress	451	736	4	(562)	-	629
Subtotal	23,199	(a) 795	34	3	(22)	24,009
Asset retirement obligations	25	-	-	-	-	25
Materials	155	(b) 163	-	(3)	(55)	260
Total as of September 30, 2007	23,379	958	34	-	(77)	24,294

Total as of September 30, 2006	22,611	734	103	-	(101)	23,347

	Depreciation						Net carrying	Net carrying
Principal account	Accumulated as of the beginning of the year	Annual rate (%)	Amount	Foreign currency translation adjustments	Decreases and transfers	Accumulated as of the end of the period	value as of September 30, 2007	value as of December 31, 2006
Land	-	-	-	-	-	-	109	109
Building	(768)	4 – 10	(44)	-	-	(812)	645	682
Tower and pole	(253)	5 – 8	(11)	-	1	(263)	104	99
Transmission equipment	(3,333)	11 – 14	(173)	(4)	1	(3,509)	651	685
Wireless network access	(1,119)	11 – 14	(145)	(1)	6	(1,259)	357	432
Switching equipment	(3,418)	11 – 15	(200)	(2)	1	(3,619)	620	718
Power equipment	(448)	10 – 11	(27)	(1)	-	(476)	104	114
External wiring	(4,456)	6	(215)	-	1	(4,670)	1,393	1,609
Telephony equipment and instruments	(771)	11 – 18	(22)	(4)	-	(797)	46	60
Equipment lent to customers at no cost	(67)	50	(6)	(3)	-	(76)	18	4
Vehicles	(77)	20	(9)	-	8	(78)	47	44
Furniture	(56)	10	(3)	(1)	-	(60)	15	18
Installations	(233)	8 – 25	(10)	-	-	(243)	79	83
Improvements in third parties buildings	(63)	3	(2)	-	-	(65)	20	21
Computer equipment	(2,541)	18 – 22	(148)	(5)	1	(2,693)	552	467
Work in progress	-	-	-	-	-	-	629	451
Subtotal	(17,603)		(1,015)	(21)	19	(18,620)	5,389	5,596
Asset retirement obligations	(15)	16- 21	(4)	-	-	(19)	6	10
Materials	-		-	-	-	-	260	155
Total as of September 30, 2007	(17,618)		(c)(1,019)	(21)	19	(18,639)	5,655	5,761

Total as of September 30, 2006	(16,653)		(c)(1,018)	(65)	46	(17,690)	5,657

(a)	Includes $9 in Transmission equipment, 17 in Equipment lent to customers at no cost and $214 in Work in progress, transferred from materials.
(b)	Net of $240 transferred to fixed assets.
(c)	Includes $(82) and $(78), in September 2007 and September 2006, respectively, corresponding to the depreciation of capitalized foreign currency exchange differences.

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16.	Other financial statement information (continued)

(b) Intangible assets, net

	Original value
	As of the		Foreign		As of the
Principal account	beginning of the year	Additions	currency translation adjustments	Decreases	end of the period
Software obtained or developed for internal use	440	1	1	-	442
Debt issue costs	54	-	1	(18)	37
PCS license	658	-	-	-	658
Band B license and PCS license (Paraguay)	181	-	9	-	190
Rights of use	140	20	-	-	160
Exclusivity agreements	62	2	-	(11)	53
Total as of September 30, 2007	1,535	23	11	(29)	1,540

Total as of September 30, 2006	1,516	41	40	(105)	1,492

	Amortization					Net	Net
Principal account	Accumulated as of the beginning of the year	Amount	Foreign currency translation adjustments	Decreases	Accumulated as of the end of the period	carrying value as of September 30, 2007	carrying value as of December 31, 2006
Software obtained or developed for internal use	(420)	(12)	(1)	-	(433)	9	20
Debt issue costs	(28)	(8)	(1)	18	(19)	18	26
PCS license	(70)	-	-	-	(70)	588	588
Band B license and PCS license (Paraguay)	(170)	(10)	(9)	-	(189)	1	11
Rights of use	(35)	(7)	-	-	(42)	118	105
Exclusivity agreements	(31)	(3)	-	11	(23)	30	31
Total as of September 30, 2007	(754)	(a) (40)	(11)	29	(776)	764	781

Total as of September 30, 2006	(755)	(b) (43)	(34)	105	(727)	765

a)	An amount of $(28) is included in cost of services, $(1) in general and administrative expenses, $(3) in selling expenses and $(8) in financial results, net.
b)	An amount of $(35) is included in cost of services, $(2) in selling expenses and $(6) in financial results, net.

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16.	Other financial statement information (continued)

(c) Securities and equity investments

Issuer and characteristic of the securities	Market value	Number of securities	Net realizable value as of September 30, 2007	Cost value as of September 30, 2007	Book value as of September 30, 2007	Book value as of December 31, 2006
CURRENT INVESTMENTS
Mutual funds
HF $ Clase I	$1.22	19,912,785	24	24	24	27
Optimun CDB $ Clase B	$1.72	5,829,490	10	10	10	-
Other mutual funds			-	-	-	46
Total mutual funds			34	34	34	73
Related parties
Mutual funds
1784 Inversión $ Clase A	$1.16	4,175,606	5	5	5	-
Total mutual funds			5	5	5	-
Total current investments			39	39	39	73

(d) Current investments

	Cost as of	Book value as of
	September 30, 2007	September 30, 2007	December 31, 2006

CURRENT INVESTMENTS
Time deposits
With an original maturity of three months or less
In foreign currency	$1,074	$1,079	$359
In Argentine pesos	25	25	199
In Argentine pesos – Related parties	10	10	-
	$1,109	$1,114	$558
With an original maturity of more than three months
In foreign currency	$39	$39	$-
In Argentine pesos – Related parties	1	1	-
	$40	$40	$-
Total current investments	$1,149	$1,154	$558

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16.	Other financial statement information (continued)

(e) Allowances and provisions

Items	Opening balances	Additions	Reclassifications	Deductions	As of September 30, 2007
Deducted from current assets
Allowance for doubtful accounts receivables	105	59	-	(36)	128
Allowance for obsolescence of inventories	12	3	-	-	15
Allowance for doubtful accounts and other assets	16	-	6	(2)	20
Total deducted from current assets	133	62	6	(38)	163
Deducted from non-current assets
Valuation allowance of net deferred tax assets (a)	195	-	-	(d) (15)	180
Allowance for doubtful accounts and other assets	18	2	(6)	-	14
Write-off of materials	22	(1)	-	(2)	19
Total deducted from non-current assets	235	1	(6)	(17)	213
Total deducted from assets	368	(b) 63	-	(55)	376

Included under current liabilities
Provision for contingencies	85	-	35	(41)	79
Total included under current liabilities	85	-	35	(41)	79
Included under non-current liabilities
Provision for contingencies	234	57	(35)	-	256
Total included under non-current liabilities	234	57	(35)	-	256
Total included under liabilities	319	(c) 57	-	(41)	335
(a)	As of September 30, 2007 and 2006 and December 31, 2006 this allowance is included in Taxes payable non-current.
(b)	Includes $59 in selling expenses and $4 in other expenses, net.
(c)	Includes $48 in other expenses, net and $9 in income tax.
(d)	Included in income tax.

Items	Opening balances	Additions	Reclassifications	Deductions	As of September 30, 2006
Deducted from current assets
Allowance for doubtful accounts receivables	97	51	-	(42)	106
Allowance for obsolescence of inventories	9	4	-	(2)	11
Allowance for doubtful accounts and other assets	7	9	2	(2)	16
Total deducted from current assets	113	64	2	(46)	133
Deducted from non-current assets
Valuation allowance of net deferred tax assets (a)	276	-	-	(d) (71)	205
Allowance for doubtful accounts and other assets	17	1	(2)	-	16
Write-off of materials	-	23	-	-	23
Total deducted from non-current assets	293	24	(2)	(71)	244
Total deducted from assets	406	(e) 88	-	(117)	377

Included under current liabilities
Provision for contingencies	108	57	85	(123)	127
Total included under current liabilities	108	57	85	(123)	127
Included under non-current liabilities
Provision for contingencies	239	69	(85)	-	223
Total included under non-current liabilities	239	69	(85)	-	223
Total included under liabilities	347	(f) 126	-	(123)	350
(e)	Includes $51 in selling expenses and $37 in other expenses, net.
(f)	Includes $57 in selling expenses and $69 in other expenses, net.

(f) Cost of services

	Nine-month periods ended September 30,
	2007	2006
Inventory balance at the beginning of the year	$188	$113
Plus:
Purchases	697	739
Holding results on inventories	(46)	(3)
Wireless handsets lent to customers at no cost (a)	(3)	(3)
Replacements	-	(3)
Foreign currency translation adjustments in inventory	-	1
Cost of services (Note 16.h)	2,962	2,514
Less:
Inventory balance at period end	(239)	(189)
COST OF SERVICES	$3,559	$3,169
(a)
Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

	Nine-month periods ended September 30,
	2007	2006
Services
Net sales	$6,110	$4,868
Cost of sales	(2,962)	(2,514)
Gross profit from services	$3,148	$2,354
Handsets
Net sales	$405	$374
Cost of sales	(597)	(655)
Gross loss from handsets	$(192)	$(281)
TOTAL GROSS PROFIT	$2,956	$2,073

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16.	Other financial statement information (continued)

(g) Foreign currency assets and liabilities

	As of September 30, 2007				As of December 31, 2006
Items	Amount of foreign currency (i)		Current exchange rate	Amount in local currency	Amount in local currency
Current assets
Cash and banks
Cash	US$	-	-	$-	$3
	G	-	-	-	3
Bank accounts	US$	1	3.15000	4	2
	G	3,617	0.0006238	2	7
Investments
Time deposits	US$	344	3.15000	1,085	343
	EURO	6	4.49280	29	14
		¥143	0.02747	4	2
Accounts receivable
	US$	17	3.15000	54	50
	G	33,092	0.0006238	21	23
Related parties	US$	1	3.15000	3	4
Other receivables
Prepaid expenses	US$	3	3.15000	8	5
	G	5,421	0.0006238	3	1
Tax credits	G	-	-	-	2
Derivatives	US$	13	3.15000	40	-
Others	US$	1	3.15000	2	17
	G	2,236	0.0006238	2	2
Non-current assets
Other receivables
Derivatives	US$	48	3.15000	152	85
Total assets				$1,409	$563
Current liabilities
Accounts payable
Suppliers	US$	180	3.15000	$567	$472
	G	17,841	0.0006238	11	11
	EURO	11	4.49280	51	29
Deferred revenues	G	11,335	0.0006238	6	8
Related parties	US$	6	3.15000	19	32
	EURO	3	4.49280	13	7
Debt
Notes – Principal	US$	121	3.15000	378	569
	EURO	56	4.49280	250	347
		¥1,283	0.02747	35	51
Banks loans and others – Principal	US$	50	3.15000	156	247
	G	62,684	0.0006238	39	-
Accrued interest	US$	19	3.15000	61	24
	EURO	8	4.49280	35	16
		¥71	0.02747	2	1
Derivatives	US$	3	3.15000	8	5
Salaries and social security payable
Vacation, bonuses and social security payable	G	2,688	0.0006238	2	1
Taxes payable
Income tax	G	6,193	0.0006238	4	3
Other liabilities
Deferred revenue on sale of capacity	US$	2	3.15000	7	6
Non-current liabilities
Debt
Notes – Principal	US$	430	3.15000	1,356	1,366
	EURO	288	4.49280	1,296	1,195
		¥6,661	0.02747	183	176
Banks loans and others – Principal	US$	2	3.15000	5	51
Gain on discounting of debt	US$	(5)	3.15000	(15)	(20)
	EURO	(22)	4.49280	(98)	(105)
		¥(749)	0.02747	(21)	(21)
Taxes payable
Deferred tax assets	G	(1,222)	0.0006238	(1)	(1)
Other liabilities
Deferred revenue on sale of capacity	US$	18	3.15000	57	49
Total liabilities				$4,406	$4,519
(i)  US$ = United States dollars; G= Guaraníes; ¥ = Japanese Yen.

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16.	Other financial statement information (continued)

(h) Expenses
	Expenses			Fixed assets	Nine-month period ended
	Cost of services	General and administrative	Selling	Work in progress	September 30, 2007
Salaries and social security	$316	$121	$275	$9	$721
Depreciation of fixed assets	910	37	72	-	1,019
Amortization of intangible assets	28	1	3	-	32
Taxes	167	2	32	-	201
Turnover tax	266	-	-	-	266
Maintenance, materials and supplies	244	15	58	-	317
Cost of directories publishing	1	-	-		1
Bad debt expense	-	-	59	-	59
Interconnection costs	113	-	-	-	113
Cost of international outbound calls	101	-	-	-	101
Lease of circuits	66	-	-	-	66
Fees for services	45	49	116	-	210
Advertising	-	-	199	-	199
Agent commissions and distribution of prepaid cards commissions	-	-	508	-	508
Other commissions	-	-	87	-	87
Roaming	112	-	-	-	112
Charges for TLRD	432	-	-	-	432
Transportation and freight	14	7	80	-	101
Insurance	2	3	3	-	8
Energy, water and others	44	6	4	-	54
Rental expense	55	1	12	-	68
Others	46	1	4	-	51
Total	$2,962	$243	$1,512	$9	$4,726

	Expenses			Fixed assets	Nine-month period ended
	Cost of services	General and administrative	Selling	Work in progress	September 30, 2006
Salaries and social security	$279	$103	$222	$7	$611
Depreciation of fixed assets	898	30	90	-	1,018
Amortization of intangible assets	35	-	2	-	37
Taxes	148	1	27	-	176
Turnover tax	203	-	-	-	203
Maintenance, materials and supplies	178	10	49	-	237
Bad debt expense	-	-	51	-	51
Interconnection costs	119	-	-	-	119
Cost of international outbound calls	77	-	-	-	77
Lease of circuits	40	-	-	-	40
Fees for services	36	43	99	-	178
Advertising	-	-	144	-	144
Agent commissions and distribution of prepaid cards commissions	-	-	365	-	365
Other commissions	-	1	83	-	84
Roaming	73	-	-	-	73
Charges for TLRD	306	-	-	-	306
Transportation and freight	10	4	35	-	49
Insurance	2	3	4	-	9
Energy, water and others	32	4	8	-	44
Rental expense	45	2	9	-	56
Others	33	3	6	-	42
Total	$2,514	$204	$1,194	$7	$3,919

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements
(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16.	Other financial statement information (continued)

(i) Aging of assets and liabilities

Date due	Investments	Accounts receivable	Other receivables	Accounts payable	Debt	Salaries and social security payable	Taxes payable	Other liabilities
Total due	-	227	-	-	-	-	-	-
Not due
Fourth quarter 2007	1,193	582	65	1,424	726	66	230	15
First quarter 2008	-	4	9	-	63	37	-	5
Second quarter 2008	-	-	123	-	247	31	21	5
Third quarter 2008	-	-	3	-	5	24	-	6
October 2008 thru September 2009	-	-	396	-	677	11	-	13
October 2009 thru September 2010	-	-	4	-	542	8	-	23
October 2010 and thereafter	-	-	3	-	1,659	19	-	81
Not date due established	1	-	-	-	(134)	-	323	-
Total not due	1,194	586	603	1,424	3,785	196	574	148
Total as of September 30, 2007	1,194	813	(a) 603	1,424	3,785	196	574	148

Balances bearing interest	1,193	230	-	-	3,785	-	-	21
Balances not bearing interest	1	583	603	1,424	-	196	574	127
Total	1,194	813	603	1,424	3,785	196	574	148

Average annual interest rate (%)	5.60	(b)	-	-	(c)	-	-	6.00

(a)	Payables in kind amounted to $1.
(b)	$166 bear 50% over the Banco Nación Argentina notes payable discount rate and $64 bear 28.63%.
(c)	See Note 8.

Valerio Cavallo	Carlos Felices
Chief Financial Officer	Chairman of the Board of Directors

REVIEW REPORT OF INTERIM FINANCIAL STATEMENTS

To the Directors and Shareholders of
Telecom Argentina S.A.

1.
We have reviewed the accompanying consolidated balance sheet of Telecom Argentina S.A. (“Telecom”) and its consolidated subsidiaries as of September 30, 2007, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the nine month periods ended September 30, 2007 and 2006. These financial statements are the responsibility of the Company’s management.

2.
We conducted our reviews of these statements in accordance with Technical Resolution N° 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of interim financial statements. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Argentina, the objective of which is to express an opinion regarding the financial statements taken as a whole.  Accordingly, we do not express such an opinion.

3.
Based on the work done and on our examination of Telecom’s consolidated financial statements for the years ended December 31, 2006 and 2005 on which we issued our unqualified report dated March 8, 2007, we report that:

a)
the consolidated financial statements of Telecom as of September 30, 2007 and 2006, described in paragraph 1, prepared in conformity with generally accepted accounting principles (GAAP) in Argentina, as approved by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, consider all significant facts and circumstances which are known to us and we have no observations to make;

b)	comparative information included in the accompanying consolidated balance sheets and related footnotes, derives from Telecom’s consolidated financial statements for the year ended December 31, 2006.

4.
Accounting principles generally accepted in Argentina (“Argentine GAAP”) vary in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”) and as allowed by Item 18 to Form 20-F regarding the application of accounting for the effects of inflation.  Information relating to the nature and effect of such differences is presented in Note 15 to the consolidated financial statements. Such information does not include disclosure of all information that would be required under US GAAP and SEC rules and regulations.

5.	In compliance with current regulations, we report that:

a)
the financial statements mentioned in paragraph 1 of this report have been transcribed to the Inventory and Balance Sheet book and are, as regards those matters that are within our competence, in conformity with relevant rules and regulations of the Commercial Corporation Law and CNV;

b)	the financial statements of Telecom at September 30, 2007 arise from accounting records carried in all formal respects in accordance with current legal regulations;

c)	we have read the Operating and Financial Review and Prospects on the financial statements on which, as regards those matters that are within our competence, we have no observations to make;

d)
at September 30, 2007, the debt corresponding to withholdings and contributions to the Integrated Retirement and Survivors’ Benefit System according to the Company’s accounting records amounts to $ 17,301,496.09,  none of which was claimable at that date.

Autonomous City of Buenos Aires, November 8, 2007.

PRICE WATERHOUSE & CO. S.R.L. By /s/ Juan C. Grassi	(Partner)
Juan C. Grassi

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
AS OF SEPTEMBER 30, 2007
(In millions of Argentine pesos or as expressly indicated)

1	General considerations

Telecom Argentina reached a Net income of $614 for the nine-month period ended September 30, 2007 (“9M07”).

OPBDA increased by 30% (+$522) to $2,252, equal to 35% of Net sales (+200 bps).

	Nine-month periods ended September 30,
Continuing operations	2007	2006
Net sales	6,515	5,242
Cost of services	(3,559)	(3,169)
Gross profit	2,956	2,073
General and administrative expenses	(243)	(204)
Selling expenses	(1,512)	(1,194)
Operating income	1,201	675
Gain on equity investees	-	6
Financial results, net	(323)	(413)
Other expenses, net	(76)	(127)
Net income before income tax and minority interest	802	141
Income tax benefit (expense), net	(275)	37
Minority interest	(15)	(15)
Net income from continuing operations	512	163
Net income from discontinued operations	102	1
Net income	614	164
Net income per share (in pesos)	0.62	0.17

2	Company activities

▪	Net sales

During 9M07, Net sales increased 24% (+$1,273 vs. nine-month period ended September 30, 2006 – “9M06” -) to $6,515, mainly fueled by the cellular and broadband businesses.

The evolution in Net sales by reportable segment was as follows:

Voice, data and Internet

Revenues generated by these services amounted to $2,420, +8% vs. 9M06.

➢	Voice

Total Revenues for this service reached $1,910 (+5%).

Monthly Charges and Supplementary Services increased by $22 or 4%, to $555, as lines in service grew by 2%.

Revenues generated by traffic (Local Measured Service, Domestic Long Distance and International Telephony) totaled $905, with an increase of 4% vs. 9M06.

Interconnection revenues amounted to $273 (+20%), mainly fueled by higher cellular traffic.

Finally, revenues from public telephony, connection charges and other revenues reached $177.

➢	Data transmission and Internet

Mainly due to the increase in broadband connections, Internet continues to deliver revenue growth to the wire line business. During 9M07, revenues from this business grew 22% vs. 9M06 to $384.

Moreover, Telecom’s ADSL subscribers reached 677,000 (+302,000 or +81% vs. 9M06). Therefore, lines with ADSL connection accounted for approximately 16% of Telecom’s lines in service.

Telecom confirms its market approach, based on delivering higher velocity solutions, allowing its customers to access increasingly complex multimedia content as well as new value added services. Telecom Argentina recently announced a significant improvement of its Broadband portfolio, by automatically upgrading its Arnet 640 K customers to Arnet 1 Mb product with no additional charge. In addition, Telecom launched the Arnet 20 Mb product, the fastest connection available in Argentinean market.

Revenues generated by Data transmission amounted to $126, (+12% vs. 9M06). The Company continues to work actively in the corporate accounts, public sector and the SME’s segment, positioning itself as an integrated provider of communications and connectivity solutions.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2007

I

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Cellular Telephony

The Cellular Telephony business generated revenues of $4,095 in 9M07.

➢	Telecom Personal in Argentina

As of September 30, 2007, Personal’s subscribers reached 10.2 million (+2.5 million or +32% vs. 9M06). Approximately 67% of the overall subscriber base was prepaid and 33% was postpaid. By the end of 9M07, subscribers with GSM technology represented 96% of the total subscriber base.

Total voice traffic increased by 33% vs. 9M06 while outgoing SMS traffic increased from an average of 508 million messages per month to an average of 839 million (+65%). Moreover, the average monthly Revenue per User (“ARPU”) remained stable at $38, when compared to 9M06. Value Added Services accounted for 27% of ARPU.

Revenues totaled $3,799 (+$1,051 or +38% vs. 9M06). Service revenues increased by 43% to $3,398 while handset sales grew 9% in the period, totaling $401 million.

Reconfirming its strong focus on technological innovation, Personal continued the expansion of its 3G services to Cordoba and Rosario cities, therefore becoming the first 3G operation outside Buenos Aires.

In terms of products and services, its worth to mention the launch of “Servicio de Localización Móvil”, a business application developed for sales-forces, and “Navegador Personal”, incorporating satellite navigation facilities to existing Blackberry services. In addition, Personal is the first Latin American operator to provide international roaming in 3G.

Finally, Personal continued to expand its commercial network, by inaugurating the country’s largest customer care center in Cordoba.

➢	Nucleo

Personal’s controlled subsidiary that operates in Paraguay, generated revenues equivalent to $296 (+21% vs. 9M06).

By the end of the quarter, the subscriber base reached approximately 1.5 million, +58% vs. 9M06. Prepaid and Postpaid customers represented 89% and 11%, respectively, while GSM subscribers represented 85% of the overall subscriber base.

	Nine-month periods ended September 30,
	2007	2006
National fixed telephone service	1,716	1,648
International telephone service	194	173
Data transmission	126	113
Internet	384	315
Voice, data and Internet	2,420	2,249
Wireless – Personal	3,799	2,748
Wireless – Nucleo	296	245
Total net sales	6,515	5,242

▪	Operating costs

The Cost of Services, General and administrative Expenses and Selling Expenses totaled $5,314 in 9M07, which represents an increase of $747 or +16% vs. 9M06 with the following breakdown:

- Salaries and Social Security Contributions: $712 (+18%), affected by wage adjustments and a minor headcount increase in the cellular business.
- Taxes: $467 (+23%), mainly generated by direct taxes on sales, in line with the general evolution of the business.
- Agents and Prepaid Card Commissions: $508 (+39%), due to the expansion in terms of subscribers and traffic.
- Advertising: $199 (+38%), to support commercial activity in cellular and internet.
- Cost of cellular handsets: increased to $597 (-9%) as a consequence of fewer handset sales, in the context of an increasingly penetrated market and decreased in the migration process of TDMA to GSM handsets.
- TLRD and Roaming: $544 (+44%) due to increased traffic among cellular operators.
- Depreciation of Fixed and Intangible Assets: $1,051, stable when compared to 9M06. Telecom Argentina totaled $626 and Personal $425 (-13% y +26%, respectively).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2007

II

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

	Nine-month periods ended September 30,
	2007	2006
Salaries and social security	(712)	(604)
Taxes	(467)	(379)
Maintenance, materials and supplies	(317)	(237)
Bad debt expense	(59)	(51)
Interconnection costs	(113)	(119)
Cost of international outbound calls	(101)	(77)
Lease of circuits	(66)	(40)
Fees for services	(210)	(178)
Advertising	(199)	(144)
Agent commissions and distribution of prepaid cards commissions	(508)	(365)
Other commissions	(87)	(84)
Roaming	(112)	(73)
Charges for TLRD	(432)	(306)
Cost of wireless handsets	(597)	(655)
Others	(283)	(200)
Subtotal	(4,263)	(3,512)
Depreciation of fixed assets	(1,019)	(1,018)
Amortization of intangibles assets	(32)	(37)
Operating costs	(5,314)	(4,567)

▪	Financial results, net

Financial and Holding Results resulted in a loss of $323, as compared to the $413 loss registered in 9M06. This improvement is mainly due to lower net interest expenses by $138 (mainly due to the reduction in net debt).

▪	Net financial debt

As of September 30, 2007, Net Debt (Loans before the effect of NPV valuation, minus Cash, Banks, Current Investments and Other credits derived from derivative Investments) amounted to $2,516, a reduction of $1,261 as compared to September 2006. Interest accrued on the Company´s net debt totaled $187 million.

During October 2007 Telecom Argentina performed a prepayment on its outstanding Notes of $455, equivalent to the remaining 26% of the mandatory amortization scheduled for April, 2010 and 73.6% of the mandatory amortization scheduled for October, 2010.

▪	Capital expenditures

A total amount of $981 million invested in fixed and intangibles assets; $555 was allocated to the Voice, Data and Internet segment and $426 to the cellular segment.

Main Capex projects in the Voice, Data and Internet segment relates to the expansion of ADSL services and the upgrade of the network for services of a new generation, while in the cellular business improvement of the network (capacity, coverage and 3G) and the launch of new and innovative value added services were areas of focus.

▪	Closing prices of Class “B” Shares of the Company

Month	2003	2004	2005	2006	2007
January	2.14	5.99	6.44	7.97	12.75
February	2.60	6.05	8.11	7.74	13.00
March	2.17	6.15	7.07	8.20	13.05
April	3.16	4.85	6.69	7.75	13.80
May	3.20	4.88	7.03	6.75	17.20
June	3.74	5.37	6.96	7.00	15.25
July	3.76	5.57	7.20	7.87	13.75
August	3.47	5.39	6.95	8.43	16.50
September	3.80	6.48	7.40	8.52	15.65
October	4.45	6.38	7.92	9.25	15.25
November	4.64	6.34	8.15	10.50
December	4.94	6.43	7.90	11.90

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2007

III

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

▪	Selected consolidated quarterly information

Quarter ended	Net sales	Operating income before depreciation and amortization	Operating income	Financial results, net	Net income
Year 2007:
March 31,	2,058	688	358	(132)	135
June 30,	2,144	726	369	(86)	252
September 30,	2,313	838	474	(105)	227
	6,515	2,252	1,201	(323)	614
Year 2006:
March 31,	1,611	546	197	(183)	3
June 30,	1,737	575	224	(114)	96
September 30,	1,894	609	254	(116)	65
December 31,	2,130	555	219	(71)	80
	7,372	2,285	894	(484)	244

3	Summary comparative consolidated balance sheets

	As of September 30,
	2007	2006	2005	2004	2003
Current assets	2,467	1,900	1,485	4,416	2,589
Non current assets	6,809	6,779	7,138	8,100	9,381
Total assets	9,276	8,679	8,623	12,516	11,970
Current liabilities	2,984	2,817	1,502	11,465	9,981
Non current liabilities	3,478	3,757	4,931	321	343
Total liabilities	6,462	6,574	6,433	11,786	10,324
Minority interest	66	62	36	30	23
Shareholders’ equity	2,748	2,043	2,154	700	1,623
Total liabilities, minority interest and Shareholders’ equity	9,276	8,679	8,623	12,516	11,970

4	Summary comparative consolidated statements of operations

	Nine-month periods ended September 30,
	2007	2006	2005	2004	2003
Net sales	6,515	5,242	4,040	3,203	2,707
Operating costs	(5,314)	(4,567)	(3,690)	(2,987)	(2,671)
Operating income (loss)	1,201	675	350	216	36
Gain on equity investees	-	6	7	-	-
Financial results, net	(323)	(413)	90	(623)	517
Other expenses, net	(76)	(127)	(106)	(68)	(128)
Gain on debt restructuring	-	-	1,424	-	370
Net income (loss) before income tax and minority interest	802	141	1,765	(475)	795
Income tax benefit (expense), net	(275)	37	(135)	(12)	-
Minority interest	(15)	(15)	(4)	2	(13)
Net income (loss) from continuing operations	512	163	1,626	(485)	782
Income (loss) from discontinued operations	102	1	(3)	(6)	(3)
Net income (loss)	614	164	1,623	(491)	779
Net income (loss) per share (in pesos)	0.62	0.17	1.65	(0.50)	0.79

5	Statistical data (in physical units)

▪	Fixed telephone service

September 30,	2007		2006		2005		2004		2003
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter

Installed lines	3,879,152	888	3,867,089	4,370	3,825,809	4,214	3,800,672	(738)	3,800,604	304

Lines in service (a)	4,169,663	31,876	4,056,291	59,372	3,906,212	52,651	3,749,964	49,342	3,622,749	44,192

Customers lines	3,818,138	27,868	3,716,168	53,016	3,582,437	48,418	3,453,026	43,765	3,327,514	42,444

Public phones installed	75,113	(3,092)	82,242	(66)	83,951	189	83,286	1,875	79,446	86

Lines in service per 100 inhabitants (b)	21.6	0.1	21.2	0.3	20.6	0.2	19.9	0.2	19.4	0.2

Lines in service per employee	365	5	357	5	345	5	328	5	342	10

(a)  Includes direct inward dialing numbers that do not occupy lines installed capacity.
(b)  Corresponding to the northern region of Argentina.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2007

IV

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

▪	Cellular telephone service

Personal

September 30,	2007		2006		2005		2004		2003
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	3,332,000	144,000	2,670,000	179,000	1,729,000	240,000	807,000	145,000	429,000	13,000

Prepaid subscribers	6,829,000	136,000	5,005,000	623,000	3,579,000	255,000	2,568,000	129,000	1,996,000	158,000

Total subscribers	10,161,000	280,000	7,675,000	802,000	5,308,000	495,000	3,375,000	274,000	2,425,000	171,000

Nucleo

September 30,	2007		2006		2005		2004		2003
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	160,000	1,000	134,000	7,000	112,000	5,000	92,000	4,000	75,000	1,000

Prepaid subscribers	1,344,000	98,000	815,000	151,000	479,000	19,000	366,000	(23,000)	444,000	2,000

Total subscribers	1,504,000	99,000	949,000	158,000	591,000	24,000	458,000	(19,000)	519,000	3,000

▪	Internet

September 30,	2007		2006		2005		2004		2003
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Dial Up subscribers	80,000	1,000	96,000	(9,000)	130,000	(9,000)	150,000	(1,000)	149,000	2,000

ADSL subscribers	677,000	75,000	375,000	75,000	188,000	26,000	113,000	18,000	63,000	8,000

Total subscribers	757,000	76,000	471,000	66,000	318,000	17,000	263,000	17,000	212,000	10,000

6	Consolidated ratios

September 30,	2007	2006	2005	2004	2003
Liquidity (1)	0.83	0.67	0.99	0.39	0.26
Solvency (2)	0.44	0.32	0.34	0.06	0.16
Locked up capital (3)	0.73	0.78	0.83	0.65	0.78
(1) Current assets/Current liabilities.
(2) Shareholders’ equity plus minority interest/Total liabilities.
(3) Non current assets/Total assets.

7	Outlook

The management of the Company considers that the telecommunications industry will continue its face of expansion following the growth in the economic activity. The economy continued to show important increases, in particular, in consumption and production.

By the end of this year, the Company expects a lower level of growth in the cellular business, due to the higher level of penetration of these services. The broadband business is expected to continue growing significantly, although the market environment is highly competitive, and Telecom Argentina will continue being the favorite provider and leading the expansion in its operating area. The Telecom Group relies on its strategy and operational and financial strengths to differentiate itself from its competition, to increase its market share and improve its levels of profitability.

The strategy of the Company is based on a sustained improvement in its quality of service, a strong focus in operating efficiency and a continuous innovation that all together will allow addressing the increase in demand of a highly dynamic telecommunications market.

Carlos Felices
Chairman of the Board of Directors

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2007

V

TELECOM ARGENTINA S.A.
Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

CORPORATE INFORMATION

•	INDEPENDENT AUDITORS Price Waterhouse & Co S.R.L. (member of PricewaterhouseCoopers)

•	STOCK MARKET INFORMATION (Source: Bloomberg)

BCBA

	Market quotation ($/share)		Volume of shares
Quarter	High	Low	traded (in million)
September’06	8.70	6.90	11.2
December’06	11.95	8.22	12.8
March’07	14.00	11.75	9.5
June’07	17.25	13.35	8.0
September’07	16.85	12.50	16.7

NYSE

	Market quotation (US$/ADR*)		Volume of ADRs
Quarter	High	Low	traded (in million)
September’06	14.12	11.21	11.4
December’06	20.01	13.50	13.7
March’07	22.87	20.10	13.1
June’07	28.36	21.72	13.0
September’07	26.41	19.52	23.7

* Calculated at 1 ADR = 5 shares

•	INVESTOR RELATIONS for information about Telecom Argentina S.A., please contact:

In Argentina
Telecom Argentina S.A.
Investor Relations Division
Alicia Moreau de Justo 50, 10th Floor
(1107) Ciudad Autónoma de Buenos Aires
Tel.: 54-11-4968-3628
Argentina

Outside Argentina
Morgan Guaranty Trust Co.
ADR Department
60 Wall Street
New York, New York 10260-0060
USA
Tel.: 1-212-648-9935

•	INTERNET http://www.telecom.com.ar

•	DEPOSIT AND TRANSFER AGENT FOR ADRs

JP Morgan Chase Bank
4 New York Plaza, Wall Street
New York, 212-623-1546
USA

Buenos Aires, November 12, 2007 Comisión Nacional de Valores

Ref: Telefónica S.A. – Purchase of shares of Olimpia S.p.A.

Dear Sirs,

I am writing you as Chairman of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to comply with your request of informing all resolutions adopted by the Board of Directors related to the transaction (the “Transaction”) where the Spanish corporation Telefónica S.A. acquired a share participation of approximately 42.3% in Telco S.p.A., a company that in turn owns (party in direct form and partly through Olimpia S.p.A.) approximately 23.6% of Telecom Italia S.p.A., who is an indirect shareholder of Telecom Argentina.

In the meeting held on November 8, 2007, and as informed in note 7 c) of the Financial Statements as of September 30, 2007 approved in that same meeting, the Board of Directors of Telecom Argentina adopted the following resolutions.

1)
A note shall be submitted to the Antitrust Commission (“Comision Nacional de Defensa de la Competencia” or “CNDC”), in Administrative File No. S01: 0147971/2007 (DP No. 29), with the purpose of clearly stating that Telecom Argentina has not taken any part in the Transaction whatsoever. Additionally, and taking into account that 46% of Telecom Argentina’s capital stock has the authorization to be listed on the Buenos Aires Stock Exchange and the New York Stock Exchange, a request shall be submitted to the CNDC that any measure that said entity could adopt about the Transaction, shall not in any way affect Telecom Argentina, as this Company is not an intervening party in said transaction and, for this reason, is not a party in the referred Transaction. A copy of this note shall be submitted to the Secretariat de Communications (“Secretaria de Comunicaciones” or “SC”) and the National Communications Commission (“Comisión Nacional de Comunicaciones” or “CNC”) to properly inform the mentioned entities.

2)	Notes shall be submitted to the SC and the CNC correspondingly, with the purposes abovementioned; additionally, copies of said notes shall be submitted to the CNDC.

3)
Telefonica, S.A. and Telefónica de Argentina S.A shall be notified, with the purpose of indicating that, if due to the Transaction, Telecom Argentina suffered any damage or loss of any nature, Telecom Argentina reserves the right to initiate any and all legal actions that may correspond with the purpose of demanding a full and complete compensation, including all expenses and costs resulting from the legitimate defence of Telecom Argentina’s rights.

Yours sincerely,

Carlos A. Felices
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	November 29, 2007	By:	/s/ Carlos Alberto Felices

			Name:	Carlos Alberto Felices
			Title:	Chairman of the Board of Directors